SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Vice President and
Chief Financial Officer

Date: May 22, 2018

Consolidated Financial Statements

For the fiscal year ended March 31, 2018

Sony Corporation

TOKYO, JAPAN

Management’s Annual Report on Internal Control over Financial Reporting

Sony’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Sony’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Sony’s internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Sony;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Sony are being made only in accordance with authorizations of management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Sony’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Sony’s management evaluated the effectiveness of Sony’s internal control over financial reporting as of March 31, 2018 based on the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that Sony maintained effective internal control over financial reporting as of March 31, 2018.

Sony’s independent registered public accounting firm, PricewaterhouseCoopers Aarata LLC, has issued an audit report on Sony’s internal control over financial reporting as of March 31, 2018, presented on page 3.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Sony Corporation (Sony Kabushiki Kaisha)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Sony Corporation and its subsidiaries (the “Company”) as of March 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, cash flows and changes in stockholders’ equity for each of the three years in the period ended March 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Aarata LLC

Tokyo, Japan

May 21, 2018

We have served as the Company’s auditor since 2006.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets

March 31

	Yen in millions
	2017	2018
ASSETS
Current assets:
Cash and cash equivalents	960,142	1,586,329
Marketable securities	1,051,441	1,176,601
Notes and accounts receivable, trade	1,006,961	1,061,442
Allowance for doubtful accounts and sales returns	(53,150)	(48,663)
Inventories	640,835	692,937
Other receivables	223,632	190,706
Prepaid expenses and other current assets	525,861	516,744
Total current assets	4,355,722	5,176,096
Film costs	336,928	327,645
Investments and advances:
Affiliated companies	149,371	157,389
Securities investments and other	9,962,422	10,598,669
	10,111,793	10,756,058
Property, plant and equipment:
Land	117,293	84,358
Buildings	666,381	655,434
Machinery and equipment	1,842,852	1,798,722
Construction in progress	28,779	38,295
	2,655,305	2,576,809
Less — Accumulated depreciation	1,897,106	1,837,339
	758,199	739,470
Other assets:
Intangibles, net	584,185	527,168
Goodwill	522,538	530,492
Deferred insurance acquisition costs	568,837	586,670
Deferred income taxes	98,958	96,772
Other	323,396	325,167
	2,097,914	2,066,269
Total assets	17,660,556	19,065,538

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets (Continued)

	Yen in millions
	2017	2018
LIABILITIES
Current liabilities:
Short-term borrowings	464,655	496,093
Current portion of long-term debt	53,424	225,522
Notes and accounts payable, trade	539,900	468,550
Accounts payable, other and accrued expenses	1,394,758	1,514,433
Accrued income and other taxes	106,037	145,905
Deposits from customers in the banking business	2,071,091	2,159,246
Other	591,874	610,792
Total current liabilities	5,221,739	5,620,541
Long-term debt	681,462	623,451
Accrued pension and severance costs	396,715	394,504
Deferred income taxes	432,824	449,863
Future insurance policy benefits and other	4,834,492	5,221,772
Policyholders’ account in the life insurance business	2,631,073	2,820,702
Other	314,771	278,338
Total liabilities	14,513,076	15,409,171
Redeemable noncontrolling interest	12,058	9,210
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value —
2017 — Shares authorized: 3,600,000,000; shares issued: 1,263,763,660	860,645
2018 — Shares authorized: 3,600,000,000; shares issued: 1,266,552,149		865,678
Additional paid-in capital	1,275,337	1,282,577
Retained earnings	984,368	1,440,387
Accumulated other comprehensive income —
Unrealized gains on securities, net	126,635	126,191
Unrealized losses on derivative instruments, net	(58)	(1,242)
Pension liability adjustment	(308,736)	(296,444)
Foreign currency translation adjustments	(436,610)	(445,251)
	(618,769)	(616,746)
Treasury stock, at cost
Common stock
2017 — 1,073,222 shares	(4,335)
2018 — 1,127,101 shares		(4,530)
	2,497,246	2,967,366
Noncontrolling interests	638,176	679,791
Total equity	3,135,422	3,647,157
Total liabilities and equity	17,660,556	19,065,538

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income

Fiscal year ended March 31

	Yen in millions
	2016	2017	2018
Sales and operating revenue:
Net sales	6,949,357	6,443,328	7,231,613
Financial services revenue	1,066,319	1,080,284	1,221,235
Other operating revenue	90,036	79,638	91,134
	8,105,712	7,603,250	8,543,982
Costs and expenses:
Cost of sales	5,166,894	4,753,010	5,188,259
Selling, general and administrative	1,691,930	1,505,956	1,583,197
Financial services expenses	907,758	910,144	1,042,163
Other operating expense, net	47,171	149,001	4,072
	7,813,753	7,318,111	7,817,691
Equity in net income of affiliated companies	2,238	3,563	8,569
Operating income	294,197	288,702	734,860
Other income:
Interest and dividends	12,455	11,459	19,784
Gain on sale of securities investments, net	52,068	225	1,517
Other	2,326	2,734	2,427
	66,849	14,418	23,728
Other expenses:
Interest	25,286	14,544	13,566
Loss on devaluation of securities investments	3,309	7,629	4,955
Foreign exchange loss, net	20,565	22,181	30,634
Other	7,382	7,147	10,384
	56,542	51,501	59,539
Income before income taxes	304,504	251,619	699,049
Income taxes:
Current	94,578	100,260	127,685
Deferred	211	23,798	24,085
	94,789	124,058	151,770
Net income	209,715	127,561	547,279
Less — Net income attributable to noncontrolling interests	61,924	54,272	56,485
Net income attributable to Sony Corporation’s stockholders	147,791	73,289	490,794

	Yen
	2016	2017	2018
Per share data:
Common stock
Net income attributable to Sony Corporation’s stockholders
— Basic	119.40	58.07	388.32
— Diluted	117.49	56.89	379.75
Cash dividends	20.00	20.00	27.50

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Fiscal year ended March 31

	Yen in millions
	2016	2017	2018
Net income	209,715	127,561	547,279
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities	2,220	(30,293)	1,070
Unrealized gains (losses) on derivative instruments	(1,198)	1,140	(1,184)
Pension liability adjustment	(171,753)	63,232	12,390
Foreign currency translation adjustments	(83,899)	(17,988)	(6,335)
Total comprehensive income (loss)	(44,915)	143,652	553,220
Less — Comprehensive income attributable to noncontrolling interests	75,329	35,814	60,403
Comprehensive income (loss) attributable to Sony Corporation’s stockholders	(120,244)	107,838	492,817

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows

Fiscal year ended March 31

	Yen in millions
	2016	2017	2018
Cash flows from operating activities:
Net income	209,715	127,561	547,279
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization, including amortization of deferred insurance acquisition costs	397,091	327,048	361,444
Amortization of film costs	299,587	297,505	359,274
Accrual for pension and severance costs, less payments	(6,383)	9,297	4,113
Other operating expense, net	47,171	149,001	4,072
(Gain) loss on sale or devaluation of securities investments, net	(48,857)	7,404	3,438
(Gain) loss on revaluation of marketable securities held in the financial services business for trading purposes, net	44,821	(55,789)	(47,339)
Loss on revaluation or impairment of securities investments held in the financial services business, net	2,653	47	220
Deferred income taxes	211	23,798	24,085
Equity in net (income) loss of affiliated companies, net of dividends	5,045	4,409	(2,956)
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(5,828)	(37,529)	(80,004)
(Increase) decrease in inventories	(57,804)	11,199	(51,508)
Increase in film costs	(318,391)	(331,179)	(362,496)
Decrease in notes and accounts payable, trade	(49,525)	(1,386)	(87,939)
Increase (decrease) in accrued income and other taxes	(23,607)	26,701	29,181
Increase in future insurance policy benefits and other	403,392	433,803	495,419
Increase in deferred insurance acquisition costs	(83,774)	(93,234)	(86,779)
Increase in marketable securities held in the financial services business for trading purposes	(107,433)	(81,456)	(89,797)
(Increase) decrease in other current assets	21,299	(21,402)	3,776
Increase (decrease) in other current liabilities	(25,751)	79,114	151,805
Other	45,457	(65,650)	79,684
Net cash provided by operating activities	749,089	809,262	1,254,972
Cash flows from investing activities:
Payments for purchases of fixed assets	(375,411)	(333,509)	(262,989)
Proceeds from sales of fixed assets	26,472	13,098	60,599
Payments for investments and advances by financial services business	(1,221,093)	(1,233,290)	(963,210)
Payments for investments and advances (other than financial services business)	(20,830)	(17,208)	(13,801)
Proceeds from sales or return of investments and collections of advances by financial services business	534,072	289,901	317,159
Proceeds from sales or return of investments and collections of advances (other than financial services business)	81,535	16,078	6,596
Proceeds from sales of businesses	17,790	3,262	44,624
Other	(72,938)	7,695	(11,175)
Net cash used in investing activities	(1,030,403)	(1,253,973)	(822,197)

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	2016	2017	2018
Cash flows from financing activities:
Proceeds from issuance of long-term debt	19,076	254,695	125,092
Payments of long-term debt	(270,669)	(261,299)	(44,561)
Increase in short-term borrowings, net	92,153	317,827	35,145
Increase in deposits from customers in the financial services business, net	165,169	277,152	169,479
Proceeds from issuance of convertible bonds	120,000	—	—
Proceeds from issuance of new shares of common stock	301,708	—	—
Dividends paid	(12,751)	(25,301)	(28,490)
Payment for purchase of Sony/ATV shares from noncontrolling interests	—	(76,565)	—
Other	(34,564)	(34,207)	(10,209)
Net cash provided by financing activities	380,122	452,302	246,456
Effect of exchange rate changes on cash and cash equivalents	(64,609)	(31,061)	(53,044)
Net increase (decrease) in cash and cash equivalents	34,199	(23,470)	626,187
Cash and cash equivalents at beginning of the fiscal year	949,413	983,612	960,142
Cash and cash equivalents at end of the fiscal year	983,612	960,142	1,586,329
Supplemental data:
Cash paid during the fiscal year for —
Income taxes	138,770	106,054	101,092
Interest	26,166	13,877	12,169
Non-cash investing and financing activities —
Obtaining assets by entering into capital leases	14,759	8,457	21,762

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2015	707,038	1,185,777	813,765	(385,283)	(4,220)	2,317,077	611,392	2,928,469
Issuance of new shares	150,854	150,854				301,708		301,708
Exercise of stock acquisition rights	975	975				1,950		1,950
Stock-based compensation		1,516				1,516		1,516
Comprehensive income:
Net income			147,791			147,791	61,924	209,715
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities				(13,417)		(13,417)	15,637	2,220
Unrealized losses on derivative instruments				(1,198)		(1,198)		(1,198)
Pension liability adjustment				(170,608)		(170,608)	(1,145)	(171,753)
Foreign currency translation adjustments				(82,812)		(82,812)	(1,087)	(83,899)

Total comprehensive income (loss)						(120,244)	75,329	(44,915)

Stock issue costs, net of tax		(1,478)				(1,478)		(1,478)
Dividends declared			(25,225)			(25,225)	(20,868)	(46,093)
Purchase of treasury stock					(110)	(110)		(110)
Reissuance of treasury stock		(12)			71	59		59
Transactions with noncontrolling interests shareholders and other		(11,913)				(11,913)	(4,783)	(16,696)

Balance at March 31, 2016	858,867	1,325,719	936,331	(653,318)	(4,259)	2,463,340	661,070	3,124,410

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2016	858,867	1,325,719	936,331	(653,318)	(4,259)	2,463,340	661,070	3,124,410
Exercise of stock acquisition rights	1,778	1,778				3,556		3,556
Stock-based compensation		1,601				1,601		1,601
Comprehensive income:
Net income			73,289			73,289	54,272	127,561
Other comprehensive income, net of tax —
Unrealized losses on securities				(14,101)		(14,101)	(16,192)	(30,293)
Unrealized gains on derivative instruments				1,140		1,140		1,140
Pension liability adjustment				63,003		63,003	229	63,232
Foreign currency translation adjustments				(15,493)		(15,493)	(2,495)	(17,988)

Total comprehensive income						107,838	35,814	143,652

Stock issue costs, net of tax		(30)				(30)		(30)
Dividends declared			(25,252)			(25,252)	(17,068)	(42,320)
Purchase of treasury stock					(114)	(114)		(114)
Reissuance of treasury stock		(10)			38	28		28
Transactions with noncontrolling interests shareholders and other		(53,721)				(53,721)	(41,640)	(95,361)

Balance at March 31, 2017	860,645	1,275,337	984,368	(618,769)	(4,335)	2,497,246	638,176	3,135,422

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2017	860,645	1,275,337	984,368	(618,769)	(4,335)	2,497,246	638,176	3,135,422
Issuance of new shares	488	488				976		976
Exercise of stock acquisition rights	4,533	4,532				9,065		9,065
Conversion of convertible bonds	12	12				24		24
Stock-based compensation		3,160				3,160		3,160
Comprehensive income:
Net income			490,794			490,794	56,485	547,279
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities				(444)		(444)	1,514	1,070
Unrealized losses on derivative instruments				(1,184)		(1,184)		(1,184)
Pension liability adjustment				12,292		12,292	98	12,390
Foreign currency translation adjustments				(8,641)		(8,641)	2,306	(6,335)

Total comprehensive income						492,817	60,403	553,220

Stock issue costs, net of tax		(879)				(879)		(879)
Dividends declared			(34,775)			(34,775)	(14,361)	(49,136)
Purchase of treasury stock					(199)	(199)		(199)
Reissuance of treasury stock		0			4	4		4
Transactions with noncontrolling interests shareholders and other		(73)				(73)	(4,427)	(4,500)

Balance at March 31, 2018	865,678	1,282,577	1,440,387	(616,746)	(4,530)	2,967,366	679,791	3,647,157

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

1.	Nature of operations

Sony Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, production, manufacture, offer and sale of various kinds of electronic equipment, instruments and devices for consumer, professional and industrial markets such as network services, game hardware and software, televisions, audio and video recorders and players, still and video cameras, mobile phones, and semiconductors. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third-party contract manufacturers for certain products. Sony’s products and services are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales and offers via the internet. Sony is engaged in the development, production, manufacture, and distribution of recorded music and the management and licensing of the words and music of songs as well as production and distribution of animation titles, including game applications based on the animation titles. Sony is also engaged in the production, acquisition and distribution of motion pictures and television programming and the operation of television and digital networks. Further, Sony is also engaged in various financial services businesses, including life and non-life insurance operations through its Japanese insurance subsidiaries and banking operations through a Japanese internet-based banking subsidiary.

2.	Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan, while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domicile.

(1)	Significant accounting policies

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of Sony Corporation and its majority-owned subsidiary companies, general partnerships and other entities in which Sony has a controlling interest, and variable interest entities for which Sony is the primary beneficiary. All intercompany transactions and accounts are eliminated. Investments in business entities in which Sony does not have control, but has the ability to exercise significant influence over operating and financial policies, generally through 20-50% ownership, are accounted for under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method if more than minor influence over the operation of the investee exists (generally through more than 3-5% ownership). When the interest in the partnership is so minor that Sony has no significant influence over the operation of the investee, the cost method is used. Under the equity method, investments are stated at cost plus/minus Sony’s portion of equity in undistributed earnings or losses. Sony’s equity in current earnings or losses of such entities is reported net of income taxes and is included in operating income (loss) after the elimination of unrealized intercompany profits. If the value of an investment has declined and is judged to be other-than-temporary, the investment is written down to its estimated fair value.

On occasion, a consolidated subsidiary or an affiliated company accounted for by the equity method may issue its shares to third parties in either a public or private offering or upon conversion of convertible debt to common stock at amounts per share in excess of or less than Sony’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in ownership interest are recorded in earnings within the fiscal year in which the change in interest transactions occur.

Gains or losses that result from a loss of a controlling financial interest in a subsidiary are recorded in earnings along with fair value remeasurement gains or losses on any retained investment in the entity, while a change in interest of a consolidated subsidiary that does not result in a change in control is accounted for as a capital transaction and no gains or losses are recorded in earnings.

The excess of the cost over the underlying net equity of investments in consolidated subsidiaries and affiliated companies accounted for on an equity basis is allocated to identifiable tangible and intangible assets and liabilities based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over Sony’s underlying net equity is recognized as goodwill as a component of the investment balance.

Use of estimates -

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include those used in determining the valuation of investment securities, valuation of inventories, fair values of long-lived assets, fair values of goodwill and other intangible assets, fair values of assets and liabilities assumed in business combinations, product warranty liability, pension and severance plans, valuation of deferred tax assets, uncertain tax positions, film costs, and insurance related liabilities. Actual results could significantly differ from those estimates.

Translation of foreign currencies -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate fiscal year end exchange rates and all income and expense accounts are translated at exchange rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income. Upon remeasurement of a previously held equity interest in accordance with the accounting guidance for business combinations achieved in stages, accumulated translation adjustments, if any, are included in earnings.

Receivables and payables denominated in foreign currencies are translated at appropriate fiscal year end exchange rates and the resulting translation gains or losses are recognized into income.

Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable debt and equity securities -

Debt and equity securities designated as available-for-sale, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income, net of applicable taxes. Debt and equity securities classified as trading securities are carried at fair value with unrealized gains or losses included in income. Debt securities that are expected to be held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to fair value by a charge to income when an other-than-temporary impairment is recognized. Realized gains and losses are determined on the average cost method and are reflected in income.

Sony regularly evaluates its investment portfolio to identify other-than-temporary impairments of individual securities. Factors that are considered by Sony in determining whether an other-than-temporary decline in value has occurred include: the length of time and extent to which the market value of the security has been less than its original cost, the financial condition, operating results, business plans and estimated future cash flows of the issuer of the security, other specific factors affecting the market value, deterioration of the credit condition of the issuer, sovereign risk, and whether or not Sony is able to retain the investment for a period of time sufficient to allow for the anticipated recovery in market value.

In evaluating the factors for available-for-sale securities whose fair values are readily determinable, Sony presumes a decline in value to be other-than-temporary if the fair value of the security is 20 percent or more below its original cost for an extended period of time (generally for a period of up to six months). This criterion is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20 percent or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate that the decline in the fair value is other-than-temporary.

When an other-than-temporary impairment of a held-to-maturity debt security has occurred, the amount of the other-than-temporary impairment recognized in income depends on whether Sony intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost. If the debt security meets either of these two criteria, the other-than-temporary impairment is recognized in income, measured as the entire difference between the security’s amortized cost and its fair value at the impairment measurement date. For other-than-temporary impairments of debt securities that do not meet these two criteria, the net amount recognized in income is a credit loss equal to the difference between the amortized cost of the debt security and its net present value calculated by discounting Sony’s best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. Any difference between the fair value and the net present value of the debt security at the impairment measurement date is recorded in accumulated other comprehensive income. Unrealized gains or losses on securities for which an other-than-temporary impairment has been recognized in income are presented as a separate component of accumulated other comprehensive income.

Equity securities in non-public companies -

Equity securities in non-public companies are primarily carried at cost if fair value is not readily determinable. If the value of a non-public equity investment is estimated to have declined and such decline is judged to be other-than-temporary, Sony recognizes the impairment of the investment and the carrying value is reduced to its fair value. Determination of impairment is based on the consideration of several factors, including operating results, business plans and estimated future cash flows. Fair value is determined through the use of various methodologies such as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.

Allowance for doubtful accounts -

Sony maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. Sony reviews accounts receivable by amounts due from customers which are past due to identify specific customers with known disputes or collectability issues. In determining the amount of the reserve, Sony makes judgments about the creditworthiness of customers based on past collection experience and ongoing credit risk evaluations.

Inventories -

Inventories in the Game & Network Services (“G&NS”), Music, Home Entertainment & Sound (“HE&S”), Imaging Products & Solutions (“IP&S”), Mobile Communications (“MC”) and Semiconductors segments as well as non-film inventories for the Pictures segment are valued at cost, not in excess of the net realizable value – i.e., estimated selling price in the ordinary course of business less predictable costs of completion and disposal, cost being determined on the “average cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “first-in, first-out” basis.

Other receivables -

Other receivables include receivables which relate to arrangements with certain component manufacturers whereby Sony procures goods, including product components, for these component manufacturers and is reimbursed for the related purchases. No revenue or profit is recognized on these transfers. Sony will repurchase the inventory at a later date from the component manufacturers as either finished goods inventory or as partially assembled product.

Film costs -

Film costs include direct production costs, production overhead and acquisition costs for both motion picture and television productions and are stated at the lower of unamortized cost or estimated fair value and classified as noncurrent assets. Film costs are amortized, and the estimated liabilities for residuals and participations are accrued using an individual-film-forecast method based on the ratio of current period actual revenues to the estimated remaining total revenues. Film costs also include broadcasting rights, which are recognized when the license period begins and the program is available for use, and consist of acquired programming to be aired on Sony’s worldwide channel network. Broadcasting rights are stated at the lower of unamortized cost or net realizable value, classified as either current or noncurrent assets based on timing of expected use. Broadcasting rights are amortized based on estimated usage or on a straight-line basis over the useful life, as appropriate, although broadcasting rights licensed under multi-year live-event sports programming agreements are generally amortized based on the ratio of the current period’s actual advertising revenue and an allocation of subscription fee revenue to the estimated total remaining attributable revenues. Estimates used in calculating the fair value of film costs and the net realizable value of broadcasting rights are based upon assumptions about future demand and market conditions and are reviewed on a periodic basis.

Property, plant and equipment and depreciation -

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method. Useful lives for depreciation range from two to 50 years for buildings and from two to 10 years for machinery and equipment. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

Goodwill and other intangible assets -

Goodwill and indefinite lived intangible assets are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Such an event or change in circumstances would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by Sony’s management.

In the fiscal year ended March 31, 2018, Sony elected not to perform an optional qualitative assessment of goodwill and instead proceeded directly to a quantitative impairment test by comparing the fair value of a reporting unit with its carrying amount. Reporting units are Sony’s operating segments or one level below the operating segments. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, not to exceed the total amount of goodwill allocated to the reporting unit. Indefinite lived intangible assets are tested for impairment by comparing the fair value of the intangible asset with its carrying value, and if the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The fair value of a reporting unit or indefinite lived intangible asset is generally determined using a discounted cash flow analysis. This approach uses significant estimates and assumptions, including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, earnings multiples, the determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to comparables. Consideration is also given to Sony’s market capitalization in relation to the sum of the calculated fair values of the reporting units, including reporting units with no goodwill, and taking into account corporate level assets and liabilities not assigned to individual reporting units as well as a reasonable control premium.

The assumptions used for projected future cash flows and the timing of such cash flows are based on the forecast and mid-range plan (“MRP”) of each reporting unit and take into account such factors as historical experience, market and industry information, and current and forecasted economic conditions. Perpetual growth rates are utilized to determine a terminal cash flow value and are generally set after the three-year forecasted period for the MRP. Certain reporting units, such as those in the Pictures segment, utilize longer forecast periods and base the terminal value on an exit price using an earnings multiple applied to the final year of the forecasted earnings, which also takes into consideration a control premium. Discount rates are derived from the weighted average cost of capital of market participants in similar businesses.

When a business within a reporting unit is disposed of, goodwill is allocated to the disposed business using the relative fair value method.

Intangible assets with finite useful lives mainly consist of patent rights, know-how, license agreements, customer relationships, trademarks, software to be sold, leased or otherwise marketed, internal-use software, music catalogs, artist contracts, and television carriage contracts (broadcasting agreements). Patent rights, know-how, license agreements, trademarks, software to be sold, leased or otherwise marketed, and internal-use software are generally amortized on a straight-line basis over three to 10 years. Customer relationships, music catalogs, artist contracts and television carriage contracts (broadcasting agreements) are amortized on a straight-line basis, generally, over 10 to 40 years.

Capitalized software -

The costs related to establishing the technological feasibility of software to be sold, leased or otherwise marketed are expensed as incurred as a part of research and development in cost of sales. Costs that are incurred to produce the finished product after technological feasibility is established are capitalized and amortized to cost of sales over the estimated economic life, which is generally three years. The technological feasibility of game software is established when the product master is completed. Consideration to capitalize game software development costs before this point is limited to the development costs of games for which technological feasibility can be proven at an earlier stage. At each balance sheet date, Sony performs reviews to ensure that unamortized capitalized software costs remain recoverable from future profits of the related software products.

The costs incurred for internal-use software during the application development stage are capitalized and amortized, mainly to selling, general and administrative expenses, on a straight-line basis over the estimated useful life. Costs related to the preliminary project stage and post implementation activities are expensed as incurred.

Deferred insurance acquisition costs -

Costs that vary with and are directly related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs include such items as commissions, medical examination costs and inspection report fees, and are subject to recoverability testing at least annually to ensure that the capitalized amounts do not exceed the present value of anticipated gross profits or premiums less benefits and maintenance expenses, as applicable. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits.

Product warranty -

Sony provides for the estimated cost of product warranties at the time revenue is recognized. The product warranty is calculated based upon product sales, estimated probability of failure and estimated cost per claim. The variables used in the calculation of the provision are reviewed on a periodic basis.

Certain subsidiaries in the G&NS, HE&S, IP&S, and MC segments offer extended warranty programs. The consideration received for extended warranty service is deferred and recognized as revenue on a straight-line basis over the term of the extended warranty.

Future insurance policy benefits -

Liabilities for future insurance policy benefits are primarily comprised of the present value of estimated future payments to policyholders. These liabilities are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. These assumptions are reviewed on a periodic basis. Liabilities for future insurance policy benefits also include liabilities for guaranteed benefits related to certain non-traditional life and annuity contracts.

Policyholders’ account in the life insurance business -

Liabilities for policyholders’ account in the life insurance business represent the contract value that has accrued to the benefit of the policyholders as of the balance sheet date. This liability is generally equal to the accumulated account deposits, plus interest credited, less policyholder withdrawals and other charges assessed against the account balances.

Impairment of long-lived assets -

Sony reviews the recoverability of the carrying value of its long-lived assets held and used, other than goodwill and intangible assets with indefinite lives, and assets to be disposed of, whenever events or changes in circumstances indicate that the individual carrying amount of an asset or asset group may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the asset or asset group with their estimated undiscounted future cash flows. If the cash flows are determined to be less than the carrying value of the asset or asset group, an impairment loss would be recognized during the period for the amount by which the carrying value of the asset or asset group exceeds estimated fair value. Long-lived assets that are to be disposed of other than by sale are considered held and used until they are disposed of. Long-lived assets that are to be disposed of by sale are reported at the lower of their carrying value or fair value less cost to sell and are not depreciated. Fair value is determined using the present value of estimated net cash flows or comparable market values. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates applied to determine terminal values, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables.

Fair value measurement -

Sony measures fair value as an exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. Sony has elected the fair value option in the banking business for certain foreign securities. The election was made to mitigate accounting mismatches related to fluctuations of foreign exchange rates by allowing the gains and losses on the translation of these securities to be included in current earnings.

The accounting guidance for fair value measurements specifies a hierarchy of inputs to valuation techniques based on the extent to which inputs used in measuring fair value are observable in the market. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect Sony’s assumptions about the assumptions that market participants would use in pricing the asset or liability. Observable market data is used if such data is available without undue cost and effort. Each fair value measurement is reported in one of three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:

Level 1	—	Inputs are unadjusted quoted prices for identical assets and liabilities in active markets.

Level 2	—	Inputs are based on observable inputs other than level 1 prices, such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations, in which all significant inputs are observable in active markets.

Level 3	—	One or more significant inputs are unobservable.

When available, Sony uses unadjusted quoted market prices in active markets to measure fair value and classifies such items within level 1. If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates and option volatilities. Items valued using internally generated models are classified according to the lowest level input that is significant to the valuation. For certain financial assets and liabilities, Sony determines fair value using third-party information such as indicative quotes from dealers and quantitative input from investment advisors following Sony’s established valuation procedures including validation against internally developed prices. Additionally, Sony considers both counterparty credit risk and Sony’s own creditworthiness in determining fair value. Sony attempts to mitigate credit risk to third parties by entering into netting agreements and actively monitoring the creditworthiness of counterparties and its exposure to credit risk through the use of credit limits and by selecting major international banks and financial institutions as counterparties.

Transfers between levels are deemed to have occurred at the beginning of the interim period in which the transfers occur.

Derivative financial instruments -

All derivatives are recognized as either assets or liabilities in the consolidated balance sheets at fair value on a gross basis. Changes in the fair value of derivative financial instruments are either recognized periodically in income or stockholders’ equity (as a component of accumulated other comprehensive income), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

The accounting guidance for hybrid financial instruments permits an entity to elect fair value remeasurement for any hybrid financial instrument if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under accounting guidance for derivative instruments and hedging activities. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. Certain subsidiaries in the Financial Services segment had hybrid financial instruments, disclosed in Note 7 as debt securities, that contain embedded derivatives where the entire instrument was carried at fair value.

In accordance with accounting guidance for derivative instruments and hedging activities, various derivative financial instruments held by Sony are classified and accounted for as described below.

Fair value hedges

Changes in the fair value of derivatives designated and effective as fair value hedges for recognized assets or liabilities or unrecognized firm commitments are recognized in earnings as offsets to changes in the fair value of the related hedged assets or liabilities.

Cash flow hedges

Changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Changes in the fair value of the ineffective portion are recognized immediately in earnings.

Derivatives not designated as hedges

Changes in the fair value of derivatives that are not designated as hedges are recognized immediately in earnings.

Assessment of hedges

When applying hedge accounting, Sony formally documents all hedging relationships between the derivatives designated as hedges and the hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. Sony links all hedges that are designated as fair value or cash flow hedges to specific assets or liabilities on the consolidated balance sheets or to the specific forecasted transactions. Sony also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are designated as hedges are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, Sony discontinues hedge accounting. Hedge ineffectiveness, if any, is included immediately in earnings.

Stock-based compensation -

Sony accounts for stock-based compensation using the fair value based method, measured on the date of grant using the Black-Scholes option-pricing model. The expense is mainly included in selling, general and administrative expenses. Stock-based compensation is recognized, net of an estimated forfeiture rate, over the requisite service period using the accelerated method of amortization for grants with graded vesting. The estimated forfeiture rate is based on Sony’s historical experience in the stock acquisition rights plans where the majority of the vesting terms have been satisfied.

Revenue recognition -

Revenues from sales in the G&NS, Music, HE&S, IP&S, MC and Semiconductors segments are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured. Delivery is considered to have occurred when the customer has taken title to the product and the risks and rewards of ownership have been substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse. Revenues are recognized net of anticipated returns and sales incentives. Revenues from prepaid subscription fees, such as within the G&NS segment, are recognized ratably over the subscription term.

Revenue arrangements with customers may include multiple elements, including any combination of products, services and software. An example includes sales of electronics products with rights to receive promotional goods. For Sony’s multiple element arrangements where at least one of the elements is not subject to existing software or film revenue recognition guidance, elements are separated into more than one unit of accounting when the delivered element(s) have value to the customer on a standalone basis, and delivery of the undelivered element(s) is probable and substantially in the control of Sony. Revenue is then allocated to each unit of accounting based on the relative selling price of each unit of accounting based first on vendor-specific objective evidence of selling price (“VSOE”) if it exists, based next on third-party evidence of selling price (“TPE”) if VSOE does not exist, and, finally, if both VSOE and TPE do not exist, based on estimated selling prices (“ESP”). VSOE is limited to either the price charged for an element when it is sold separately or, for an element not yet being sold separately, the price established by management having the relevant authority; it must be probable that the price, once established, will not change before the separate introduction of the element into the market place. TPE is the price of Sony’s or any competitor’s largely interchangeable products or services in standalone sales to similarly situated customers. ESP is the price at which Sony would transact if the element were sold by Sony regularly on a standalone basis. When determining ESP, Sony considers all relevant inputs, including sales, cost and margin analysis of the product, targeted rate of return of the product, competitors’ and Sony’s pricing practices and customer perspectives.

Certain software products published by Sony provide limited online features at no additional cost to the customer. Generally, such features are considered to be incidental to the overall software product and an inconsequential deliverable. Accordingly, revenue related to software products containing these limited online features is not deferred.

Revenues from sales in the Pictures segment are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectability is reasonably assured. Revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of motion picture and television programming for pay and free television exhibition and other markets are recognized when the product is available for exploitation by the licensee and when any restrictions regarding the use of the product lapse. For home entertainment distribution, revenues from the sale of DVDs and Blu-ray DiscTM, net of anticipated returns and sales incentives, are recognized when delivery has occurred and the product is available for sale to the public, and revenues from electronic sell-through and video-on-demand are recognized when the product is made available for viewing via digital distribution platforms. Certain motion picture and television program licensing arrangements involve an allocation to multiple elements, for example a fee for multiple territories and availability dates, that is based on relative fair value using management’s best estimate. Revenues from the sale of broadcast advertising are recognized when the advertisement is aired. Revenues from subscription fees received by television networks are recognized when the service is provided.

Traditional life insurance policies that the life insurance subsidiary underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. Premiums from these policies are reported as revenue when due from policyholders.

Amounts received as payment for non-traditional contracts such as interest sensitive whole life contracts, individual annuity contracts and other contracts without life contingencies are recognized in policyholders’ account in the life insurance business. Revenues from these contracts are comprised of fees earned for administrative and contract-holder services, which are recognized over the period of the contracts, and included in financial services revenue.

Property and casualty insurance policies that the non-life insurance subsidiary underwrites are primarily automotive insurance contracts which are categorized as short-duration contracts. Premiums from these policies are reported as revenue over the period of the contract in proportion to the amount of insurance protection provided.

Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

Consideration given to a customer or a reseller -

Sales incentives or other cash consideration given to a customer or a reseller, including payments for buydowns, slotting fees and cooperative advertising programs, are accounted for as a reduction of revenue unless Sony receives an identifiable benefit (goods or services) in exchange for the consideration, the fair value of the benefit is reasonably estimated and documentation from the reseller is received to support the amounts paid to the reseller. Payments meeting these criteria are recorded as selling, general and administrative expenses. For the fiscal years ended March 31, 2016, 2017 and 2018, consideration given to a reseller, primarily for free promotional shipping and cooperative advertising programs included in selling, general and administrative expenses, totaled 13,178 million yen, 12,046 million yen and 12,319 million yen, respectively.

Cost of sales -

Costs classified as cost of sales relate to the producing and manufacturing of products and include items such as material cost, subcontractor cost, depreciation of fixed assets, amortization of intangible assets, personnel expenses, research and development costs, and amortization of film costs related to motion picture and television productions.

Research and development costs -

Research and development costs, included in cost of sales, include items such as salaries, personnel expenses and other direct and indirect expenses associated with research and product development. Research and development costs are expensed as incurred.

Selling, general and administrative -

Costs classified as selling expenses relate to promoting and selling products and include items such as advertising, promotion, shipping and warranty expenses. General and administrative expenses include operating items such as officers’ salaries, personnel expenses, depreciation of fixed assets, office rental for sales, marketing and administrative divisions, a provision for doubtful accounts and amortization of intangible assets.

Financial services expenses -

Financial services expenses include a provision for policy reserves and amortization of deferred insurance acquisition costs, and all other operating costs, such as personnel expenses, depreciation of fixed assets, and office rental of subsidiaries, in the Financial Services segment.

Advertising costs -

Advertising costs are expensed when the advertisement or commercial appears in the selected media.

Shipping and handling costs -

The majority of shipping and handling, warehousing and internal transfer costs for finished goods are included in selling, general and administrative expenses. An exception to this is in the Pictures segment where such costs are charged to cost of sales as they are an integral part of producing and distributing motion pictures and television programming. All other costs related to Sony’s distribution network are included in cost of sales, including inbound freight charges, purchasing and receiving costs, inspection costs and warehousing costs for raw materials and in-process inventory. Amounts paid by customers for shipping and handling costs are included in net sales.

Income taxes -

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income, and the tax liability attributed to undistributed earnings of subsidiaries and affiliated companies accounted for by the equity method expected to be remitted in the foreseeable future. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically with appropriate consideration given to all positive and negative evidence related to the realization of the deferred tax assets. Management’s judgments related to this assessment consider, among other matters, the nature, frequency and severity of current and cumulative losses on an individual tax jurisdiction basis, forecasts of future profitability after consideration of uncertain tax positions, excess of appreciated asset value over the tax basis of net assets, the duration of statutory carryforward periods, the past utilization of net operating loss carryforwards prior to expiration, as well as prudent and feasible tax planning strategies which would be employed by Sony to prevent net operating loss and tax credit carryforwards from expiring unutilized.

Sony records assets and liabilities for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Sony continues to recognize interest and penalties, if any, with respect to income taxes, including unrecognized tax benefits, as interest expense and as income tax expense, respectively, in the consolidated statements of income. The amount of income taxes Sony pays is subject to ongoing audits by various taxing authorities, which may result in proposed assessments. In addition, several significant items related to intercompany transfer pricing are currently the subject of negotiations between taxing authorities in different jurisdictions as a result of pending advance pricing agreement applications and competent authority requests. Sony’s estimate for the potential outcome for any uncertain tax issues is judgmental and requires significant estimates. Sony assesses its income tax positions and records tax benefits for all years subject to examinations based upon the evaluation of the facts, circumstances and information available at that reporting date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, Sony records the amount that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. If Sony does not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized. However, Sony’s future results may include favorable or unfavorable adjustments to Sony’s estimated tax liabilities due to closure of income tax examinations, the outcome of negotiations between taxing authorities in different jurisdictions, new regulatory or judicial pronouncements or other relevant events. As a result, the amount of unrecognized tax benefits, and the effective tax rate, may fluctuate significantly.

The impact of the U.S. Tax Cuts and Jobs Act of 2017 (the “U.S. Tax Reform Act”) has been recorded on a provisional basis as defined in Staff Accounting Bulletin No. 118 (“SAB 118”) and additional guidance is to be issued by the U.S. Department of the Treasury on several provisions including the computation of the transition tax on historic foreign earnings. Additional guidance issued during the fiscal year ending March 31, 2019 could impact the information required for, and the calculation of, the transition tax charge. Further analysis performed and conclusions reached as part of the tax return filing process and the issuance of additional guidance related to the U.S. Tax Reform Act could affect the provisional amount recorded. Sony expects to complete its analysis of the impact of the U.S. Tax Reform Act no later than December 22, 2018.

Net income (loss) attributable to Sony Corporation’s stockholders per share (“EPS”) -

Basic EPS is computed based on the weighted-average number of shares of common stock outstanding during each period. The computation of diluted EPS reflects the maximum possible dilution from conversion, exercise, or contingent issuance of securities. All potentially dilutive securities are excluded from the calculation in a situation where there is a net loss attributable to Sony Corporation’s stockholders.

(2)	Recently adopted accounting pronouncements

Simplifying the test for goodwill impairment -

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-04 to simplify the accounting for goodwill impairment. This ASU eliminates the second step from the goodwill impairment test. Instead, an entity should perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to the reporting unit. Sony has early adopted this ASU in the fiscal year ended March 31, 2018. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

(3)	Recent accounting pronouncements not yet adopted

Revenue from contracts with customers -

In May 2014, the FASB issued ASU 2014-09 addressing revenue recognition which will supersede the current revenue recognition requirements, including most industry-specific guidance. The guidance requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

This guidance will be effective from the first quarter of Sony’s fiscal year beginning April 1, 2018. The guidance permits two methods of adoption: retrospectively to each prior period presented (“full retrospective method”), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (“modified retrospective method”). Sony will adopt this guidance using the modified retrospective method.

Sony has substantially completed its assessment of the impact of adopting this new guidance and does not expect that the adoption will have a material impact on Sony’s results of operations and financial position. Although Sony does not expect the impact of adopting the guidance to be material, there are several areas where Sony’s revenue recognition is expected to change as compared with historical U.S. GAAP. The more significant of these areas are as follows:

In the Pictures segment, (1) licensing revenue associated with certain renewals or extensions of existing agreements for motion pictures and television programming will be recognized at a later point in time, which is when the licensee can use and benefit from the content, instead of when the agreement is renewed or extended, and (2) licensing revenue associated with minimum guarantees for symbolic intellectual property (e.g., brands, trademarks and logos) will be recognized over the license term instead of at the inception of the license term.

In the MC segment, incremental costs of obtaining contracts for internet-related service business will be recognized as assets and amortized to expense over the contract period.

In addition, the ASU will change the presentation of certain items in the consolidated financial statements, such as sales returns, with no impact to the timing of the recognition of revenue or expense.

Recognition and measurement of financial assets and financial liabilities -

In January 2016, the FASB issued ASU 2016-01 amending various aspects of the recognition, measurement, presentation, and disclosure requirements for financial instruments. The changes mainly relate to the requirement to measure equity investments in unconsolidated subsidiaries, other than those accounted for under the equity method of accounting, at fair value with changes in fair value recognized in earnings. However, this ASU permits entities to elect to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. This ASU will be effective for Sony as of April 1, 2018. As a result of the adoption of this ASU, Sony will reclassify the unrealized gains and losses, net of tax, on equity securities previously classified as available-for-sale, from accumulated other comprehensive income to retained earnings. Sony anticipates that the adoption of this ASU will increase the volatility of Sony’s other income (expenses), net, resulting from the remeasurement of Sony’s equity investments.

Leases -

In February 2016, the FASB issued ASU 2016-02, which amends current leasing guidance. The ASU requires substantially all leases to be recognized on the balance sheet. This ASU will be effective for Sony as of the fiscal year beginning April 1, 2019, and early adoption is permitted. The impact of this ASU on Sony’s results of operations and financial position is being evaluated.

Measurement of credit losses on financial instruments -

In June 2016, the FASB issued ASU 2016-13, which amends the accounting guidance for credit losses on financial instruments. The ASU requires the consideration of all available relevant information when estimating expected credit losses, including past events, current conditions and forecasts and their implications for expected credit losses. This ASU will be effective for Sony as of the fiscal year beginning April 1, 2020, with early adoption permitted for the first quarter of the fiscal year beginning April 1, 2019. The impact of this ASU on Sony’s results of operations and financial position is being evaluated.

Classification of certain cash receipts and cash payments -

In August 2016, the FASB issued ASU 2016-15, which clarifies the classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective from the first quarter of Sony’s fiscal year beginning April 1, 2018. Sony does not expect the impact on its consolidated financial statements to be material.

Intra-entity transfers of assets other than inventory -

In October 2016, the FASB issued ASU 2016-16, which amends the accounting for income taxes. This update requires recognition of the income tax consequences of an intra-entity transfer of assets other than inventory when the transfer occurs. Under current U.S. GAAP, recognition of the income tax consequences for asset transfers other than inventory cannot be recognized until the asset is sold to a third party. This ASU is required to be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. This ASU will be effective for Sony as of the fiscal year beginning April 1, 2018. The adoption of this ASU is not expected to have a material impact on Sony’s results of operations and financial position.

Restricted cash -

In November 2016, the FASB issued ASU 2016-18, which requires that restricted cash and restricted cash equivalents be included with cash and cash equivalents in the statement of cash flows. This guidance also requires entities to disclose how the statement of cash flows that includes restricted cash and restricted cash equivalents with cash and cash equivalents reconciles to the balance sheet. The guidance is effective from the first quarter of Sony’s fiscal year beginning April 1, 2018. Sony does not expect the impact on its consolidated financial statements to be material.

Clarifying the definition of a business -

In January 2017, the FASB issued ASU 2017-01 which clarifies the definition of a business. The ASU requires an entity first to determine whether substantially all of the fair value of a set of assets acquired is concentrated in either a single identifiable asset or a group of similar identifiable assets. If this criterion is met, the acquired set of assets is not deemed to be a business. If the criterion is not met, the entity then must evaluate whether the set of assets meets the requirement to be deemed a business. To be considered a business, the acquired set of assets would have to include an input and a substantive process that together significantly contribute to the ability to create outputs. This ASU is effective for Sony as of the fiscal year beginning April 1, 2018. The adoption of this ASU is not expected to have a material impact on Sony’s results of operations and financial position.

Presentation of net periodic pension and postretirement benefit costs -

In March 2017, the FASB issued ASU 2017-07, which requires separate presentation of service costs and other components of net benefit costs. The service costs will only be presented with other employee compensation costs in operating income or capitalized, while the other components of net benefit costs will be presented outside of operating income, and will not be eligible for capitalization. This ASU will be effective for Sony as of the fiscal year beginning April 1, 2018. This ASU is required to be applied on a retrospective basis for the presentation of service costs and other components of net benefit costs, and on a prospective basis for the capitalization of only the service costs component of net benefit costs. The adoption of this ASU is not expected to have a material impact on Sony’s results of operations and financial position.

Premium amortization on purchased callable debt securities -

In March 2017, the FASB issued ASU 2017-08, which requires certain premiums on callable debt securities to be amortized to the earliest call date. The amortization period for callable debt securities purchased at a discount will not be affected. This ASU will be effective for Sony as of April 1, 2019. The impact of this ASU on Sony’s results of operations and financial position is being evaluated.

Targeted improvements to accounting for hedging activities -

In August 2017, the FASB issued ASU 2017-12, which made targeted improvements to the accounting for hedging activities. The amendments in this update simplify certain aspects of hedge accounting for both non-financial and financial risks and better align the recognition and measurement of hedge results with an entity’s risk management activities. This ASU also amends certain presentation and disclosure requirements for hedging activities and changes how an entity assesses hedge effectiveness. This ASU will be effective for Sony as of the fiscal year beginning April 1, 2019. The impact of this ASU on Sony’s results of operations and financial position is being evaluated.

(4)	Reclassifications

Certain reclassifications of the financial statements and accompanying footnotes for the fiscal years ended March 31, 2016 and 2017 have been made to conform to the presentation for the fiscal year ended March 31, 2018.

(5)	Out-of-period adjustments

For the fiscal year ended March 31, 2016, Sony recorded an out-of-period adjustment to correct an error in the amount of accruals for certain sales incentives being recorded at a subsidiary. The error began in the fiscal year ended March 31, 2009 and continued until it was identified by Sony during the fiscal year ended March 31, 2016. The adjustment, which related to the HE&S segment, impacted net sales and increased income before income taxes in the consolidated statements of income by 8,447 million yen for the fiscal year ended March 31, 2016. Sony determined that the adjustment was not material to the consolidated financial statements for the fiscal year ended March 31, 2016 or any prior periods.

3.	Inventories

Inventories are comprised of the following:

	Yen in millions
	March 31
	2017	2018
Finished products	399,850	422,461
Work in process	140,718	153,257
Raw materials, purchased components and supplies	100,267	117,219

Inventories	640,835	692,937

4.	Film costs

Film costs are comprised of the following:

	Yen in millions
	March 31
	2017	2018
Motion picture productions:
Released	80,539	81,755
Completed and not released	5,608	1,728
In production and development	94,197	78,868
Television productions:
Released	120,693	127,790
In production and development	7,707	1,174
Broadcasting rights	65,725	72,125
Less: current portion of broadcasting rights included in inventories	(37,541)	(35,795)

Film costs	336,928	327,645

Sony estimates that approximately 91% of the unamortized film costs of released motion picture and television productions at March 31, 2018 will be amortized within the next three years. Approximately 123 billion yen of completed film costs are expected to be amortized during the next twelve months. Approximately 158 billion yen of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

5.	Investments in affiliated companies

The summarized combined financial information that is based on information provided by the equity investees including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements is shown below:

Balance Sheets

	Yen in millions
	March 31
	2017	2018
Current assets	361,492	404,658
Noncurrent assets	834,765	868,455
Current liabilities	248,450	273,067
Noncurrent liabilities and noncontrolling interests	761,546	768,007
Percentage of ownership in equity investees	20%-50%	20%-50%

Statements of Income

	Yen in millions
	Fiscal year ended March 31
	2016	2017	2018
Net revenues	358,256	387,229	468,933
Operating income	32,884	37,800	56,729
Net income attributable to controlling interests	8,388	11,529	27,301
Percentage of ownership in equity investees	20%-50%	20%-50%	20%-50%

On June 29, 2012, an investor group which included a wholly-owned subsidiary of Sony Corporation completed its acquisition of EMI Music Publishing. To effect the acquisition, the investor group formed DH Publishing, L.P. (“DHP”), which acquired EMI Music Publishing for total consideration of 2.2 billion U.S. dollars. Sony invested 320 million U.S. dollars in DHP, through Nile Acquisition LLC, for a 39.8% equity interest. Nile Acquisition LLC is a joint venture with the third-party investor of Sony’s U.S.- based music publishing subsidiary in which Sony holds a 74.9% ownership interest. Sony accounts for its interest in DHP under the equity method. In addition, DHP entered into an agreement with Sony’s U.S.-based music publishing subsidiary in which the subsidiary provides administration services to DHP. DHP was determined to be a variable interest entity (“VIE”) as described in Note 23.

On January 30, 2017, Sony sold 17,302,700 shares of its 127,381,600 shares in its affiliated company M3, Inc. (“M3”) to a third party for cash consideration of 51,968 million yen, which is included within other in the investing activities section of the consolidated statements of cash flows. In connection with the sale, Sony’s share ownership decreased from 39.35% to 34.0% of the issued and outstanding shares of M3 and Sony recorded a gain of 37,167 million yen in other operating expense, net in the consolidated statements of income for the fiscal year ended March 31, 2017. Sony continues to account for its remaining interest in M3 under the equity method. Sony remains a major shareholder of M3 and will continue to pursue opportunities to collaborate with M3 in certain business areas, including medical.

The carrying value of Sony’s investment in M3 exceeded its proportionate share in the underlying net assets of M3 by 98,938 million yen at March 31, 2018. The excess is substantially attributable to the remeasurement to fair value of the remaining shares of M3, and allocated to identifiable tangible and intangible assets. The intangible assets relate primarily to M3’s medical web-portal. The unassigned residual value of the excess is recognized as goodwill as a component of the investment balance. The amounts allocated to intangible assets are amortized net of the related tax effects to equity in net income (loss) of affiliated companies over their respective estimated useful lives, principally 10 years, using the straight-line method.

With the exception of M3 as described above, there was no significant difference between Sony’s proportionate share in the underlying net assets of the investees and the carrying value of investments in affiliated companies at March 31, 2017 and 2018.

Several affiliated companies are listed on the Tokyo Stock Exchange and Sony’s investments in these companies have an aggregate carrying value and fair value of 99,944 million yen and 533,932 million yen, respectively, as of March 31, 2018.

The number of affiliated companies accounted for under the equity method as of March 31, 2017 and 2018 were 109 and 107, respectively.

Account balances and transactions with affiliated companies accounted for under the equity method are presented below. There are no other material transactions or account balances with any other related parties.

	Yen in millions
	March 31
	2017	2018
Accounts receivable, trade	10,873	15,516
Accounts payable, trade	2,525	2,568
Short-term borrowings	20,650	22,849
Capital lease obligations	10,105	13,294

	Yen in millions
	Fiscal year ended March 31
	2016	2017	2018
Sales	33,569	31,238	45,415
Purchases	2,259	1,966	3,180
Lease payments	32,291	16,492	7,749

Sony entered into sale and leaseback transactions regarding certain machinery and equipment with SFI Leasing Company, Limited (“SFIL”), a leasing company in Japan, in the fiscal years ended March 31, 2016, 2017 and 2018. SFIL is accounted for under the equity method and is 34% owned by Sony. For the transactions with SFIL, refer to Note8.

MITSUI-SOKO Supply Chain Solutions, Inc. is accounted for under the equity method and is 34% owned by Sony as a result of the sale of the logistics business on April 1, 2015. As of the fiscal years ended March 31, 2017 and 2018, account balances with MITSUI-SOKO Supply Chain Solutions, Inc. and its subsidiaries were 4,922 million yen and 3,662 million yen, respectively, which are mainly included in accrued expenses. For the fiscal years ended March 31, 2017 and 2018, transactions were 13,752 million yen and 9,123 million yen, respectively, which are mainly included in general and administrative expenses. Refer to Note 25.

Dividends from affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2016, 2017 and 2018 were 7,282 million yen, 7,970 million yen and 5,613 million yen, respectively.

6.	Transfer of financial assets

Sony has established several accounts receivable sales programs mainly within the HE&S, IP&S and MC segments. Through these programs, Sony can sell receivables to a commercial bank or a special purpose entity associated with a sponsor bank. Total receivables sold during the fiscal years ended March 31, 2016, 2017 and 2018 were 53,267 million yen, 73,185 million yen and 84,718 million yen, respectively. These transactions are accounted for as sales in accordance with the accounting guidance for transfers of financial assets, because Sony has relinquished control of the receivables. Sony includes the sales proceeds from these receivables as cash flows within operating activities in the consolidated statement of cash flows because the receivables are the result of operating activities and are short term in nature. Gains and losses from these transactions were insignificant. Although Sony continues servicing the receivables subsequent to being sold or contributed, no servicing assets or liabilities are recorded as the costs of collection of the sold receivables and the income from servicing such receivables are insignificant.

Certain of the accounts receivable sales programs above also involve VIEs. Refer to Note 23.

7.	Marketable securities and securities investments

Marketable securities and securities investments, primarily included in the Financial Services segment, are comprised of debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2017				March 31, 2018
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Debt securities:
Japanese national government bonds	1,161,493	182,836	(928)	1,343,401	1,227,139	182,830	(359)	1,409,610
Japanese local government bonds	60,450	144	(63)	60,531	67,574	107	(112)	67,569
Japanese corporate bonds	163,785	7,864	(1,846)	169,803	199,880	9,844	(1,016)	208,708
Foreign government bonds	27,601	359	(918)	27,042	72,204	622	(3,287)	69,539
Foreign corporate bonds	396,097	4,168	(719)	399,546	365,457	1,649	(641)	366,465
Other	15,192	—	(0)	15,192	99,349	1	(0)	99,350

	1,824,618	195,371	(4,474)	2,015,515	2,031,603	195,053	(5,415)	2,221,241

Equity securities	55,928	69,937	(377)	125,488	55,676	71,723	(776)	126,623

Held-to-maturity securities:
Japanese national government bonds	5,661,191	1,520,904	(30,553)	7,151,542	5,892,868	1,635,036	(20,890)	7,507,014
Japanese local government bonds	4,101	449	—	4,550	3,850	413	—	4,263
Japanese corporate bonds	230,011	12,346	(22,071)	220,286	345,818	16,912	(17,390)	345,340
Foreign government bonds	253,019	5,269	(22,868)	235,420	300,220	8,310	(18,570)	289,960
Foreign corporate bonds	198	18	—	216	198	13	—	211

	6,148,520	1,538,986	(75,492)	7,612,014	6,542,954	1,660,684	(56,850)	8,146,788

Total	8,029,066	1,804,294	(80,343)	9,753,017	8,630,233	1,927,460	(63,041)	10,494,652

The following table presents the cost and fair value of debt securities classified as available-for-sale securities and held-to-maturity securities by contractual maturity:

	Yen in millions
	March 31, 2018
	Available-for-sale securities		Held-to-maturity securities
	Cost	Fair value	Cost	Fair value
Due in one year or less	125,037	125,290	3,249	3,269
Due after one year through five years	421,676	422,987	27,805	29,417
Due after five years through ten years	542,642	626,888	334,206	382,175
Due after ten years	942,248	1,046,076	6,177,694	7,731,927

Total	2,031,603	2,221,241	6,542,954	8,146,788

Proceeds from sales of available-for-sale securities were 315,043 million yen, 75,319 million yen and 39,982 million yen for the fiscal years ended March 31, 2016, 2017 and 2018, respectively. On these sales, gross realized gains were 67,205 million yen, 2,297 million yen and 1,257 million yen and gross realized losses were 186 million yen, 37 million yen and 2 million yen, respectively, for the fiscal years ended March 31, 2016, 2017 and 2018. Included in the gross realized gains of available-for-sale securities is 46,757 million yen from the sale of Olympus shares in the fiscal year ended March 31, 2016.

Marketable securities classified as trading securities, which consist of debt and equity securities held primarily in the Financial Services segment, totaled 921,320 million yen and 1,048,062 million yen as of March 31, 2017 and 2018, respectively. Sony recorded net unrealized losses of 45,841 million yen, net unrealized gains of 56,593 million yen, and net unrealized gains of 48,047 million yen for the fiscal years ended March 31

2016, 2017 and 2018, respectively. Changes in the fair value of trading securities are primarily recognized in financial services revenue in the consolidated statements of income.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies. The aggregate carrying amounts of the investments in non-public companies as of March 31, 2017 and 2018 totaled 61,323 million yen and 52,361 million yen, respectively. Non-public equity investments are primarily valued at cost as fair value is not readily determinable.

The following tables present the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2017 and 2018.

	Yen in millions
	March 31, 2017
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Debt securities:
Japanese national government bonds	52,825	(909)	2,018	(19)	54,843	(928)
Japanese local government bonds	3,793	(6)	14,270	(57)	18,063	(63)
Japanese corporate bonds	53,302	(1,761)	20,489	(85)	73,791	(1,846)
Foreign government bonds	10,258	(577)	7,792	(341)	18,050	(918)
Foreign corporate bonds	27,944	(143)	24,662	(576)	52,606	(719)

	148,122	(3,396)	69,231	(1,078)	217,353	(4,474)

Equity securities	11,878	(370)	9	(7)	11,887	(377)

Held-to-maturity securities:
Japanese national government bonds	277,328	(30,553)	—	—	277,328	(30,553)
Japanese local government bonds	—	—	—	—	—	—
Japanese corporate bonds	146,004	(22,071)	—	—	146,004	(22,071)
Foreign government bonds	196,740	(22,868)	—	—	196,740	(22,868)
Foreign corporate bonds	—	—	—	—	—	—

	620,072	(75,492)	—	—	620,072	(75,492)

Total	780,072	(79,258)	69,240	(1,085)	849,312	(80,343)

	Yen in millions
	March 31, 2018
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Debt securities:
Japanese national government bonds	10,118	(11)	32,836	(348)	42,954	(359)
Japanese local government bonds	9,324	(11)	14,729	(101)	24,053	(112)
Japanese corporate bonds	11,046	(10)	64,119	(1,006)	75,165	(1,016)
Foreign government bonds	40,156	(2,281)	7,752	(1,006)	47,908	(3,287)
Foreign corporate bonds	34,840	(69)	21,191	(572)	56,031	(641)
Other	1,840	(0)	315	(0)	2,155	(0)

	107,324	(2,382)	140,942	(3,033)	248,266	(5,415)

Equity securities	13,859	(776)	15	(0)	13,874	(776)

Held-to-maturity securities:
Japanese national government bonds	—	—	304,564	(20,890)	304,564	(20,890)
Japanese local government bonds	—	—	—	—	—	—
Japanese corporate bonds	—	—	174,815	(17,390)	174,815	(17,390)
Foreign government bonds	20,448	(704)	134,230	(17,866)	154,678	(18,570)
Foreign corporate bonds	—	—	—	—	—	—

	20,448	(704)	613,609	(56,146)	634,057	(56,850)

Total	141,631	(3,862)	754,566	(59,179)	896,197	(63,041)

For the fiscal years ended March 31, 2016, 2017 and 2018, total realized impairment losses were 3,566 million yen, 7,566 million yen and 5,175 million yen, respectively.

At March 31, 2018, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.

8.	Leases

Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets. Certain of these leases have renewal and purchase options. Sony has also entered into capital lease arrangements with third parties to finance certain of its motion picture productions, as well as sale and leaseback transactions for office buildings, machinery and equipment.

(1)	Capital leases

Leased assets under capital leases are comprised of the following:

	Yen in millions
	March 31
Class of property	2017	2018
Machinery, equipment and others	66,722	82,260
Film costs	4,943	4,007
Accumulated amortization	(53,330)	(58,861)

	18,335	27,406

The following is a schedule by fiscal year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2018:

Fiscal year ending March 31	Yen in millions
2019	12,326
2020	15,101
2021	8,787
2022	4,773
2023	3,573
Later fiscal years	12,424

Total minimum lease payments	56,984
Less — Amount representing interest	7,150

Present value of net minimum lease payments	49,834
Less — Current obligations	11,432

Long-term capital lease obligations	38,402

(2)	Operating leases

The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2018 are as follows:

Fiscal year ending March 31	Yen in millions
2019	57,810
2020	64,380
2021	38,495
2022	24,993
2023	20,280
Later fiscal years	81,305

Total minimum future rentals	287,263

Rental expenses under operating leases for the fiscal years ended March 31, 2016, 2017 and 2018 were 94,000 million yen, 77,976 million yen and 77,950 million yen, respectively. Sublease rentals received under operating leases for the fiscal years ended March 31, 2016, 2017 and 2018 were 1,138 million yen, 1,157 million yen and 1,325 million yen, respectively. The total minimum rentals to be received in the future under noncancelable subleases for operating leases as of March 31, 2018 were 2,792 million yen.

(3)	Sale and leaseback transactions

Sale and leaseback transactions with SFIL -

Sony entered into sale and leaseback transactions regarding certain machinery and equipment with SFIL. In the fiscal years ended March 31, 2016, 2017 and 2018, transactions with total proceeds of 1,856 million yen, 2,679 million yen and 2,538 million yen, respectively and terms which averaged two years, have been accounted for as financings and are included within proceeds from issuance of long-term debt in the financing activities section of the consolidated statements of cash flows.

9.	Goodwill and other intangible assets

Intangible assets other than goodwill acquired during the fiscal year ended March 31, 2018 totaled 110,788 million yen, of which 110,781 million yen is subject to amortization, and are comprised of the following:

	Intangible assets acquired during the fiscal year	Weighted-average amortization period
	Yen in millions	Years
Patent rights, know-how and license agreements	16,003	4
Software to be sold, leased or otherwise marketed	16,066	3
Internal-use software	69,205	5
Other	9,507	7

In the fiscal year ended March 31, 2018, additions to internal-use software primarily related to the capitalization of new software across several business platforms.

Intangible assets subject to amortization are comprised of the following:

	Yen in millions
	March 31, 2017		March 31, 2018
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Patent rights, know-how and license agreements	317,337	(251,401)	175,980	(142,724)
Customer relationships	37,289	(15,585)	18,881	(7,615)
Trademarks	31,630	(15,554)	16,310	(8,451)
Software to be sold, leased or otherwise marketed	117,897	(86,661)	123,269	(92,457)
Internal-use software	473,750	(310,408)	494,649	(315,516)
Music catalogs	218,321	(95,367)	207,789	(94,210)
Artist contracts	31,393	(29,001)	28,534	(27,650)
Television carriage contracts (broadcasting agreements)	74,780	(21,986)	74,258	(25,884)
Other	62,212	(46,624)	58,543	(47,586)

Total	1,364,609	(872,587)	1,198,213	(762,093)

The aggregate amortization expense for intangible assets for the fiscal years ended March 31, 2016, 2017 and 2018 was 125,616 million yen, 121,634 million yen and 123,450 million yen, respectively. The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

Fiscal year ending March 31	Yen in millions
2019	89,924
2020	73,516
2021	56,485
2022	39,050
2023	27,982

Total carrying amount of intangible assets having an indefinite life are comprised of the following:

	Yen in millions
	March 31
	2017	2018
Trademarks	70,220	68,922
Distribution agreements	18,834	18,834
Other	3,109	3,292

Total	92,163	91,048

The changes in the carrying amount of goodwill by segment for the fiscal years ended March 31, 2017 and 2018 are as follows:

	Yen in millions
	G&NS	Music	Pictures	HE&S	IP&S	MC	Semiconductors	Financial Services	All Other	Total
Balance, March 31, 2016:
Goodwill — gross	152,293	162,078	221,517	5,320	8,637	179,331	49,621	3,020	31,536	813,353
Accumulated impairments	—	(306)	—	(5,320)	(300)	(176,045)	—	(706)	(24,386)	(207,063)

Goodwill	152,293	161,772	221,517	—	8,337	3,286	49,621	2,314	7,150	606,290

Increase (decrease) due to:
Acquisitions*1	—	7,689	29,363	—	—	—	—	61	—	37,113
Sales and dispositions	—	—	(60)	—	—	—	—	—	—	(60)
Impairments	—	—	(112,069)	—	—	—	—	—	—	(112,069)
Translation adjustments	(355)	(3,351)	(598)	—	(186)	—	(77)	—	(11)	(4,578)
Other	—	—	—	—	—	—	(1,475)	—	(2,683)	(4,158)

Balance, March 31, 2017:
Goodwill — gross	151,938	166,416	246,085	5,320	8,451	179,331	48,069	3,081	28,842	837,533
Accumulated impairments	—	(306)	(107,932)	(5,320)	(300)	(176,045)	—	(706)	(24,386)	(314,995)

Goodwill	151,938	166,110	138,153	—	8,151	3,286	48,069	2,375	4,456	522,538

Increase (decrease) due to:
Acquisitions	—	2,877	12,842	—	1,204	—	—	4,850	—	21,773
Sales and dispositions	—	(121)	—	—	—	—	—	—	—	(121)
Impairments	—	—	—	—	—	—	—	—	—	—
Translation adjustments	(1,332)	(3,472)	(6,583)	—	162	—	(1,072)	—	(85)	(12,382)
Other	—	—	—	—	—	—	(1,204)	—	(112)	(1,316)

Balance, March 31, 2018:
Goodwill — gross	150,606	165,700	246,620	5,320	9,817	179,331	45,793	7,931	27,912	839,030
Accumulated impairments	—	(306)	(102,208)	(5,320)	(300)	(176,045)	—	(706)	(23,653)	(308,538)

Goodwill	150,606	165,394	144,412	—	9,517	3,286	45,793	7,225	4,259	530,492

Sony realigned its business segments from the first quarter of the fiscal year ended March 31, 2018. As a result of this realignment, the operation of the former Components segment is now included in All Other. In connection with this realignment, the carrying amounts of associated goodwill for the former Components segment have been reclassified into All Other for the fiscal years ended March 31, 2016 and 2017. Refer to Note 28.

*1	Acquisitions for the fiscal year ended March 31, 2017 relate mainly to the TEN Sports Network acquisition in the Pictures segment. Refer to Note 24.

Impairment of goodwill in the Pictures segment -

During the fiscal year ended March 31, 2017, Sony made a downward revision in the future profitability projection for the Motion Pictures business within the Pictures segment primarily due to a lowering of previous expectations regarding the home entertainment business, mainly driven by an acceleration of market decline. The future profitability projection for the Motion Pictures business also reflected a reduction in underlying profitability projections of film performance largely mitigated by measures identified to improve the profitability of the Motion Pictures business.

Sony assessed the aforementioned events and circumstances and determined that it was more likely than not that the fair value of the Production & Distribution reporting unit (which includes the Motion Pictures and the Television Productions businesses) was less than its carrying value. Accordingly, Sony conducted the goodwill impairment tests using this new profitability projection and recalculated the implied fair value of the goodwill of the reporting unit. As a result of this recalculation, the carrying value of the goodwill was determined to be zero.

Consequently, the entire amount of the goodwill in the Production & Distribution reporting unit, 112,069 million yen, was impaired, in the fiscal year ended March 31, 2017. The impairment loss was included in other operating expense, net in the consolidated statements of income, and was recorded entirely within the Pictures segment.

10.	Insurance-related accounts

Sony’s Financial Services segment subsidiaries in Japan maintain their accounting records as described in Note 2 in accordance with the accounting principles and practices generally accepted in Japan, which vary in some respects from U.S. GAAP.

Those differences are mainly that insurance acquisition costs for life and non-life insurance contracts are charged to income when incurred in Japan whereas in the U.S. those costs are deferred and amortized generally over the premium-paying period of the related insurance policies, and that future policy benefits for life insurance contracts calculated locally under the authorization of the supervisory administrative agencies are comprehensively adjusted using the net level premium method with certain adjustments of actuarial assumptions for U.S. GAAP purposes. For the purpose of preparing the consolidated financial statements, appropriate adjustments have been made to reflect the accounting for these items in accordance with U.S. GAAP.

The combined amounts of statutory net equity of the insurance subsidiaries, which is not measured in accordance with U.S. GAAP, as of March 31, 2017 and 2018 were 502,999 million yen and 525,976 million yen, respectively.

(1)	Insurance policies

Life insurance policies that a subsidiary in the Financial Services segment underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the fiscal years ended March 31, 2016, 2017 and 2018 were 803,549 million yen, 754,242 million yen and 857,766 million yen, respectively. Property and casualty insurance policies that a subsidiary in the Financial Services segment underwrites are primarily automotive insurance contracts, which are categorized as short-duration contracts. The non-life insurance revenues for the fiscal years ended March 31, 2016, 2017 and 2018 were 93,928 million yen, 97,581 million yen and 105,497 million yen, respectively.

(2)	Deferred insurance acquisition costs

Amortization of deferred insurance acquisition costs charged to income for the fiscal years ended March 31, 2016, 2017 and 2018 amounted to 92,203 million yen, 36,130 million yen and 68,137 million yen, respectively.

(3)	Future insurance policy benefits

Liabilities for future policy benefits, which mainly relate to individual life insurance policies, are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities, which require significant management judgment and estimates, are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from 1.0% to 4.5% and are based on factors such as market conditions and expected investment returns. Morbidity, mortality and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. Generally these assumptions are locked-in throughout the life of the contract upon the issuance of new insurance, although significant changes in experience or assumptions may require Sony to provide for expected future losses. At March 31, 2017 and 2018, future insurance policy benefits amounted to 4,823,687 million yen and 5,211,421 million yen, respectively.

(4)	Policyholders’ account in the life insurance business

Policyholders’ account in the life insurance business represents an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges. Policyholders’ account includes universal life insurance and investment contracts. Universal life insurance includes interest sensitive whole life contracts and variable contracts. The credited rates associated with interest sensitive whole life contracts range from 1.8% to 2.0%. For variable contracts, policy values are expressed in terms of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked asset portfolio. Investment contracts mainly include single payment endowment contracts, single payment educational endowment contracts, individual variable annuities and policies after the start of annuity payments. The credited rates associated with investment contracts, except for individual variable annuities, range from 0.01% to 6.3%. For individual variable annuities, policy values are expressed in terms of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked asset portfolio.

Policyholders’ account in the life insurance business is comprised of the following:

	Yen in millions
	March 31
	2017	2018
Universal life insurance	1,809,142	1,951,906
Investment contracts	686,182	738,404
Other	135,749	130,392

Total	2,631,073	2,820,702

11.	Short-term borrowings and long-term debt

Short-term borrowings are comprised of the following:

	Yen in millions
	March 31
	2017	2018
Unsecured loans:
with a weighted-average interest rate of 7.29%	64,046
with a weighted-average interest rate of 3.95%		64,480
Secured loans:
with a weighted-average interest rate of 0.00%	20,000
with a weighted-average interest rate of 0.12%		27
Repurchase agreement:
with a weighted-average interest rate of 0.01%	310,609
with a weighted-average interest rate of 0.18%		335,586
Secured call money:
with a weighted-average interest rate of (0.08)%	70,000
with a weighted-average interest rate of (0.07)%		96,000

	464,655	496,093

At March 31, 2018, a certain subsidiary in the Financial Services segment pledged securities investments with a book value of 267,538 million yen as collateral for 335,586 million yen of short-term repurchase agreements. The repurchase agreement provides for net settlement upon a termination event.

At March 31, 2018, a certain subsidiary in the Financial Services segment pledged marketable securities and securities investments with a book value of 119,213 million yen as collateral for 96,000 million yen of secured call money.

In addition, certain subsidiaries in the Financial Services segment pledged marketable securities and securities investments with an aggregate book value of 9,618 million yen as collateral for cash settlements, variation margins of futures markets and certain other purposes.

Long-term debt is comprised of the following:

	Yen in millions
	March 31
	2017	2018
Unsecured loans, representing obligations principally to banks:
Due 2017 to 2024, with interest rates ranging from 0.24% to 5.10% per annum	63,248
Due 2018 to 2024, with interest rates ranging from 0.01% to 5.10% per annum		49,454
Unsecured 0.43% bonds, due 2018	10,000
Unsecured 0.86% bonds, due 2018	150,000	150,000
Unsecured 2.00% bonds, due 2018	16,300	16,300
Unsecured 0.05% bonds, due 2019	69,793	69,879
Unsecured 2.07% bonds, due 2019	50,000	50,000
Unsecured 0.23% bonds, due 2021	89,670	89,744
Unsecured 0.11% bonds, due 2022		10,000
Unsecured 1.41% bonds, due 2022	10,000	10,000
Unsecured 0.28% bonds, due 2023	15,000	15,000
Unsecured 0.22% bonds, due 2025		10,000
Unsecured 0.42% bonds, due 2026	24,887	24,899
Unsecured zero coupon convertible bonds, due 2022	120,000	119,976
Secured 0.00% loans, due 2019 to 2020	70,000
Secured 0.00% loans, due 2019 to 2022		170,002
Capital lease obligations and other:
Due 2017 to 2027, with interest rates ranging from 0.36% to 8.90% per annum	34,224
Due 2018 to 2047, with interest rates ranging from 0.36% to 11.88% per annum		52,929
Guarantee deposits received	11,764	10,790

	734,886	848,973
Less — Portion due within one year	53,424	225,522

	681,462	623,451

At March 31, 2018, a certain subsidiary in the Financial Services segment pledged marketable securities and securities investments with a book value of 38,375 million yen and housing loans with a book value of 306,589 million yen as collateral for a 170,000 million yen long-term secured loan.

In March 2012, Sony executed a 1,365 million U.S. dollar unsecured bank loan with a group of lenders having six to ten year maturity terms in connection with Sony’s acquisition of Ericsson’s 50% equity interest in Sony Ericsson. This bank loan utilizes the Japan Bank for International Cooperation Facility, which was established to facilitate overseas mergers and acquisitions by Japanese companies as a countermeasure against yen appreciation. The terms of this U.S. dollar loan require accelerated repayment of the entire outstanding balance if Sony Corporation or its wholly-owned subsidiaries discontinue the business of mobile devices featuring telephone functionality. In March 2016, Sony repaid 682 million U.S. dollars of the 1,365 million U.S. dollars. In September 2016, Sony repaid the remaining 683 million U.S. dollars.

On July 21, 2015, Sony issued 120,000 million yen of 130% callable unsecured zero coupon convertible bonds with stock acquisition rights due 2022 (the “Zero Coupon Convertible Bonds”). The bondholders are entitled to stock acquisition rights effective from September 1, 2015 to September 28, 2022. The initial conversion price is 5,008 yen per common share. In addition to the standard anti-dilution provisions, the conversion price is reduced for a certain period before an early redemption triggered upon the occurrence of certain corporate events including a merger, corporate split and delisting event. The reduced amount of the conversion price will be determined by a formula that is based on the effective date of the reduction and Sony’s common stock price. The reduced conversion price ranges from 3,526.5 yen to 5,008.0 yen per common share. The conversion price is also adjusted for dividends in excess of 25 yen per common share per fiscal year. Sony has the option to redeem all of the Zero Coupon Convertible Bonds outstanding at 100% of the principal amount after July 21, 2020, if the closing sales price per share of Sony’s common stock on the Tokyo Stock Exchange is 130% or more of the conversion price of the Zero Coupon Convertible Bonds for 20 consecutive trading days.

Sony was not required to bifurcate any of the embedded features contained in the Zero Coupon Convertible Bonds for accounting purposes. There are no significant adverse debt covenants under the Zero Coupon Convertible Bonds.

In September 2016, Sony issued unsecured straight bonds in the aggregate principal amount of 200,000 million yen. The proceeds from the issuance of the bonds have been applied to the repayment of borrowings and debt.

There are no significant adverse debt covenants or cross-default provisions related to the other short-term borrowings and long-term debt.

Aggregate amounts of annual maturities of long-term debt are as follows:

Fiscal year ending March 31	Yen in millions
2019	225,522
2020	155,490
2021	58,620
2022	204,428
2023	16,437
Later fiscal years	188,476

Total	848,973

At March 31, 2018, Sony had unused committed lines of credit amounting to 459,860 million yen and can generally borrow up to 180 days from the banks with whom Sony has committed line contracts. Furthermore, at March 31, 2018, Sony has commercial paper programs totaling 818,720 million yen. Sony can issue commercial paper for a period generally not in excess of 270 days up to the size of the programs.

12.	Housing loans and deposits from customers in the banking business

(1)	Housing loans in the banking business

Sony acquires and holds certain financial receivables in the normal course of business. The majority of financing receivables held by Sony consists of housing loans in the banking business and no other significant financial receivables exist.

A subsidiary in the banking business monitors the credit quality of housing loans based on the classification set by the financial conditions and the past due status of individual obligors. Past due status is monitored on a daily basis and the aforementioned classification is reviewed on a quarterly basis.

The allowance for the credit losses is established based on the aforementioned classifications and the evaluation of collateral. The amount of housing loans in the banking business and the corresponding allowance for credit losses as of March 31, 2017 were 1,449,790 million yen and 866 million yen, respectively, and as of March 31, 2018 were 1,522,415 million yen and 717 million yen, respectively. During the fiscal years ended March 31, 2017 and 2018, charge-offs on housing loans in the banking business and changes in the allowance for credit losses were not significant.

The balance of housing loans placed on nonaccrual status or past due status were not significant as of March 31, 2017 and 2018.

(2)	Deposits from customers in the banking business

All deposits from customers in the banking business within the Financial Services segment are interest bearing deposits. At March 31, 2017 and 2018, the balances of time deposits issued in amounts of 10 million yen or more were 275,638 million yen and 279,943 million yen, respectively. These amounts have been classified as current liabilities mainly due to the ability of the customers to make withdrawals prior to maturity.

At March 31, 2018, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year are as follows:

Fiscal year ending March 31	Yen in millions
2020	39,058
2021	19,395
2022	9,120
2023	11,295
2024	9,736
Later fiscal years	19,203

Total	107,807

13.	Fair value measurements

As discussed in Note 2, assets and liabilities subject to the accounting guidance for fair value measurements held by Sony are classified and accounted for as described below.

(1)	Assets and liabilities that are measured at fair value on a recurring basis

The following section describes the valuation techniques used by Sony to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Trading securities, available-for-sale securities and other investments

Where quoted prices are available in an active market, securities are classified in level 1 of the fair value hierarchy. Level 1 securities include exchange-traded equities. If quoted market prices are not available for the specific security or the market is inactive, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and mainly classified in level 2 of the hierarchy. Level 2 securities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, such as the majority of government bonds and corporate bonds. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the fair value hierarchy. Level 3 securities primarily include certain hybrid financial instruments and certain private equity investments not classified within level 1 or level 2.

Derivatives

Exchange-traded derivatives valued using quoted prices are classified within level 1 of the fair value hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the majority of Sony’s derivative positions are valued using internally developed models that use as their basis readily observable market parameters — i.e., parameters that are actively quoted and can be validated to external sources, including industry pricing services. Depending on the types and contractual terms of derivatives, fair value can be modeled using a series of techniques, such as the Black-Scholes option pricing model, which are consistently applied. Where derivative products have been established for some time, Sony uses models that are widely accepted in the financial services industry. These models reflect the contractual terms of the derivatives, including the period to maturity, and market-based parameters such as interest rates, volatility, and the credit rating of the counterparty. Further, many of these models do not contain a high level of subjectivity as the techniques used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets. Such instruments are generally classified within level 2 of the fair value hierarchy.

In determining the fair value of Sony’s interest rate swap derivatives, Sony uses the present value of expected cash flows based on market observable interest rate yield curves commensurate with the term of each instrument. For foreign currency derivatives, Sony’s approach is to use forward contract and option valuation models employing market observable inputs, such as spot currency rates, time value and option volatilities. These derivatives are classified within level 2 since Sony primarily uses observable inputs in its valuation of its derivative assets and liabilities.

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2017 and 2018 are as follows:

	Yen in millions
	March 31, 2017
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Trading securities	611,108	310,212	—	921,320	921,320	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,343,401	—	1,343,401	18,483	1,324,918	—	—
Japanese local government bonds	—	60,531	—	60,531	8,518	52,013	—	—
Japanese corporate bonds	—	168,493	1,310	169,803	8,433	161,370	—	—
Foreign government bonds*1	—	27,042	—	27,042	1,007	26,035	—	—
Foreign corporate bonds*2	—	358,369	41,177	399,546	86,708	312,838	—	—
Other*3	—	—	15,192	15,192	—	15,192	—	—
Equity securities	125,306	182	—	125,488	—	125,488	—	—
Other investments*4	6,589	4,525	10,483	21,597	—	21,597	—	—
Derivative assets*5	981	26,279	—	27,260	—	—	25,409	1,851

Total assets	743,984	2,299,034	68,162	3,111,180	1,044,469	2,039,451	25,409	1,851

Liabilities:
Derivative liabilities*5	520	33,930	—	34,450	—	—	15,743	18,707

Total liabilities	520	33,930	—	34,450	—	—	15,743	18,707

	Yen in millions
	March 31, 2018
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Trading securities	712,113	335,949	—	1,048,062	1,048,062	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,409,610	—	1,409,610	20,473	1,389,137	—	—
Japanese local government bonds	—	67,569	—	67,569	8,548	59,021	—	—
Japanese corporate bonds	—	208,708	—	208,708	8,041	200,667	—	—
Foreign government bonds*1	—	69,539	—	69,539	—	69,539	—	—
Foreign corporate bonds*2	—	338,587	27,878	366,465	88,228	278,237	—	—
Other*3	—	15,736	83,614	99,350	—	99,350	—	—
Equity securities	126,330	293	—	126,623	—	126,623	—	—
Other investments*4	6,192	5,099	9,104	20,395	—	20,395	—	—
Derivative assets*5	2,194	37,332	—	39,526	—	—	37,003	2,523

Total assets	846,829	2,488,422	120,596	3,455,847	1,173,352	2,242,969	37,003	2,523

Liabilities:
Derivative liabilities*5	1,407	34,317	—	35,724	—	—	20,550	15,174

Total liabilities	1,407	34,317	—	35,724	—	—	20,550	15,174

*1	2,215 million yen and 2,875 million yen are included in foreign securities for which the fair value option has been elected and classified in level 2 for the fiscal years ended March 31, 2017 and 2018, respectively, and are included in the consolidated balance sheets as securities investments and other.

*2	165,236 million yen and 160,470 million yen are included in foreign securities for which the fair value option has been elected and classified in level 2 for the fiscal years ended March 31, 2017 and 2018, respectively. In the consolidated balance sheets, 32,167 million yen and 25,955 million yen are included as marketable securities and 133,069 million yen and 134,515 million yen are included as securities investment and other for the fiscal years ended March 31, 2017 and 2018, respectively.

*3	14,619 million yen and 93,971 million yen are included in foreign securities for which the fair value option has been elected and classified in level 2 and level 3 for the fiscal years ended March 31, 2017 and 2018, respectively, and are included in the consolidated balance sheets as securities investments and other.

*4	Other investments include certain hybrid financial instruments and certain private equity investments.

*5	Derivative assets and liabilities are recognized and disclosed on a gross basis.

*6	Net gains of 502 million yen and 544 million yen arising from financial instruments for which the fair value option has been elected are included in financial services revenue in the consolidated statements of income for the fiscal years ended March 31, 2017 and 2018, respectively.

Transfers into level 1 were 2,833 million yen and 3,522 million yen for the fiscal years ended March 31, 2017 and 2018, respectively, as quoted prices for certain trading securities and available-for-sale securities became available in an active market. Transfers out of level 1 were 3,103 million yen and 3,086 million yen for the fiscal years ended March 31, 2017 and 2018, respectively, as quoted prices for certain trading securities and available-for-sale securities were not available in an active market.

The changes in fair value of level 3 assets and liabilities for the fiscal years ended March 31, 2017 and 2018 are as follows:

	Yen in millions
	Fiscal year ended March 31, 2017
	Assets
	Available-for-sale securities
	Debt securities
	Japanese corporate bonds	Foreign corporate bonds	Other	Other investments
Beginning balance	3,346	15,853	884	13,463
Total realized and unrealized gains (losses):
Included in earnings*1	—	1,091	514	328
Included in other comprehensive income (loss)*2	(20)	(84)	(1)	(2,416)
Purchases	—	35,335	14,026	247
Sales	—	—	—	—
Settlements	—	(10,021)	(231)	(1,139)
Transfers into level 3*3	—	1,008	—	—
Transfers out of level 3*4	(2,016)	(2,005)	—	—

Ending balance	1,310	41,177	15,192	10,483

Changes in unrealized gains (losses) relating to instruments still held at reporting date:
Included in earnings*1	—	11	79	(27)

	Yen in millions
	Fiscal year ended March 31, 2018
	Assets
	Available-for-sale securities
	Debt securities
	Japanese corporate bonds	Foreign corporate bonds	Other	Other investments
Beginning balance	1,310	41,177	15,192	10,483
Total realized and unrealized gains (losses):
Included in earnings*1	—	(307)	(3,032)	(65)
Included in other comprehensive income (loss)*2	—	(84)	1	(489)
Purchases	—	12,604	74,736	139
Sales	—	—	—	(10)
Settlements	—	(18,540)	(3,283)	(954)
Transfers into level 3*3	—	—	—	—
Transfers out of level 3*4	(1,310)	(6,972)	—	—

Ending balance	—	27,878	83,614	9,104

Changes in unrealized gains (losses) relating to instruments still held at reporting date:
Included in earnings*1	—	(468)	(2,278)	(65)

*1	Earning effects are included in financial services revenue in the consolidated statements of income.

*2	Unrealized gains (losses) are included in unrealized gains (losses) on securities in the consolidated statements of comprehensive income.

*3	Certain corporate bonds were transferred into level 3 because differences between the fair value determined by indicative quotes from dealers and the fair value determined by internally developed prices became significant and the observability of the inputs used decreased.

*4	Certain corporate bonds were transferred out of level 3 because observable market data became available.

Level 3 assets include certain private equity investments, and certain domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs. In determining the fair value of such assets, Sony uses third-party information such as indicative quotes from dealers without adjustment. For validating the fair values, Sony primarily uses internal models which include management judgment or estimation of assumptions that market participants would use in pricing the asset.

(2)	Assets and liabilities that are measured at fair value on a nonrecurring basis

Sony also has assets and liabilities that are required to be remeasured to fair value on a nonrecurring basis when certain circumstances occur. During the fiscal years ended March 31, 2017 and 2018, such remeasurements to fair value related primarily to the following:

	During the fiscal year ended March 31, 2017
	Estimated fair value			Amounts included in earnings
	Level 1	Level 2	Level 3
Assets:
Long-lived assets impairments	—	—	72	(39,137)
Goodwill impairments	—	—	0	(112,069)

				(151,206)

	During the fiscal year ended March 31, 2018
	Estimated fair value			Amounts included in earnings
	Level 1	Level 2	Level 3
Assets:
Long-lived assets impairments	—	—	19,375	(53,741)

				(53,741)

Long-lived assets impairments

Sony recorded an impairment loss of 30,643 million yen for the fiscal year ended March 31, 2016, included within All Other, related to long-lived assets in the battery business asset group. In the fiscal year ended March 31, 2016, due to increasingly competitive markets, Sony conducted a further strategic review of the business and evolving market trends. Following this review, Sony further reduced the corresponding estimated future cash flows of this business and the estimated ability to recover the entire carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in an impairment charge.

Sony recorded impairment losses of 59,616 million yen and 23,860 million yen for the fiscal years ended March 31, 2016 and 2017, respectively, included within the Semiconductors segment, related to long-lived assets in the camera module business asset group. Due to a decrease in the projected future demand of camera modules, Sony conducted a strategic review of the business and its market conditions. Following this review, Sony reduced the corresponding estimated future cash flows and the estimated ability to recover the entire carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in an impairment charge for the fiscal year ended March 31, 2016. Sony decided to halt all development and production of high-functionality camera modules for external sales during the fiscal year ended March 31, 2017.

Sony recorded an impairment loss of 31,341 million yen for the fiscal year ended March 31, 2018, included within the MC segment, related to long-lived assets in the smartphone business asset group. Due to smartphone sales results and changes in the business environment since January 2018, Sony conducted a strategic review of its future profitability forecast for the smartphone business. Following this review, Sony reduced the corresponding estimated future cash flows of this business and the estimated ability to recover the entire carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in an impairment charge for the fiscal year ended March 31, 2018.

These measurements are classified as level 3 because significant unobservable inputs, such as the condition of the assets or projections of future cash flows, the timing of such cash flows and the discount rate reflecting the risk inherent in future cash flows, were considered in the fair value measurements. For the fiscal year ended March 31, 2016, a discount rate of 10% and projected revenue growth rates ranging from zero to 14% were used in the fair value measurements related to the long-lived assets for the battery business and a discount rate of 10% and projected revenue growth rates ranging from zero to 108% were used in the fair value measurements related to the long-lived assets for the camera module business. The high end of the camera module revenue growth rate reflects projected revenue from the introduction of new products in the near term. For the fiscal year ended March 31, 2017, a discount rate of 10% and projected declining revenue rates ranging from (1)% to 8% were used in the fair value measurements related to the long-lived assets for the camera module business. For the fiscal year ended March 31, 2018, a discount rate of 8.5% and projected revenue growth rates ranging from (8)% to 6% were used in the fair value measurements related to the long-lived assets for the smartphone business.

Goodwill impairments

Sony recorded an impairment loss of 112,069 million yen during the fiscal year ended March 31, 2017 against the goodwill of the Production & Distribution reporting unit in the Pictures segment. Refer to Note 9. Sony’s determination of the estimated fair value of the reporting unit was based on the present value of expected future cash flows including a terminal value which is based on an exit price using an earnings multiple applied to the final year of the forecasted earnings, and which also takes into consideration a control premium. These measurements are classified as level 3 because significant unobservable inputs, such as the projections of future cash flows, the timing of such cash flows, the earnings multiple, the growth rates beyond the forecast and mid-range plan periods, and the discount rate reflecting the risk inherent in future cash flows, were considered in the fair value measurements. An earnings multiple of 9.0x, growth rates beyond the forecast and mid-range plan periods ranging from 3.0% to 4.5% and a discount rate of 9.5% were used in the fair value measurement.

(3)	Financial instruments

The estimated fair values by fair value hierarchy level of certain financial instruments that are not reported at fair value are summarized as follows:

	Yen in millions
	March 31, 2017
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	—	1,603,784	—	1,603,784	1,449,790

Total assets	—	1,603,784	—	1,603,784	1,449,790

Liabilities:
Long-term debt including the current portion	—	745,599	—	745,599	734,886
Investment contracts included in policyholders’ account in the life insurance business	—	710,191	—	710,191	686,182

Total liabilities	—	1,455,790	—	1,455,790	1,421,068

	Yen in millions
	March 31, 2018
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	—	1,686,842	—	1,686,842	1,522,415

Total assets	—	1,686,842	—	1,686,842	1,522,415

Liabilities:
Long-term debt including the current portion	—	877,576	—	877,576	848,973
Investment contracts included in policyholders’ account in the life insurance business	—	766,558	—	766,558	738,404

Total liabilities	—	1,644,134	—	1,644,134	1,587,377

The summary excludes cash and cash equivalents, call loans, time deposits, notes and accounts receivable, trade, call money, short-term borrowings, notes and accounts payable, trade and deposits from customers in the banking business because the carrying values of these financial instruments approximated their fair values due to their short-term nature. The summary also excludes held-to-maturity securities disclosed in Note 7.

Cash and cash equivalents, call loans and call money are classified in level 1. Time deposits, short-term borrowings, deposits from customers in the banking business are classified in level 2. Held-to-maturity securities, included in marketable securities and securities investments and other in the consolidated balance sheets, primarily include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, such as the majority of government bonds and corporate bonds and are substantially all classified in level 2. The fair values of housing loans in the banking business, included in securities investments and other in the consolidated balance sheets, were estimated based on the discounted future cash flows using interest rates reflecting London Interbank Offered Rate base yield curves with certain risk premiums. The fair values of long-term debt including the current portion and investment contracts included in policyholders’ account in the life insurance business were estimated based on either the market value or the discounted future cash flows using Sony’s current incremental borrowing rates for similar liabilities.

14.	Derivative instruments and hedging activities

Sony has certain financial instruments including financial assets and liabilities acquired in the normal course of business. Such financial instruments are exposed to market risk arising from the changes in foreign currency exchange rates and interest rates. In applying a consistent risk management strategy for the purpose of reducing such risk, Sony uses derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, and interest rate swap agreements (including interest rate and currency swap agreements). Certain other derivative financial instruments are entered into in the Financial Services segment for asset-liability management (“ALM”) purposes. These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. These derivatives generally mature or expire within six months after the balance sheet date. Other than derivatives utilized in the Financial Services segment for ALM, Sony does not use derivative financial instruments for trading or speculative purposes. These derivative transactions utilized for ALM in the Financial Services segment are executed within certain limits in accordance with an internal risk management policy.

Derivative financial instruments held by Sony are classified and accounted for as described below.

Fair value hedges

Both the derivatives designated as fair value hedges and the hedged items are reflected at fair value in the consolidated balance sheets. Changes in the fair value of the derivatives designated as fair value hedges, as well as offsetting changes in the carrying value of the underlying hedged items, are recognized in income. For the fiscal years ended March 31, 2016, 2017 and 2018, these fair value hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash flow hedges

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income (“OCI”) and reclassified into earnings when the hedged transaction affects earnings. For the fiscal year ended March 31, 2016, the ineffective portions of the hedging relationships were not significant. For the fiscal year ended March 31, 2017 and 2018, these cash flow hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness for cash flow hedges.

Derivatives not designated as hedges

Changes in the fair value of derivatives not designated as hedges are recognized in income.

A description of the purpose and classification of the derivative financial instruments held by Sony is as follows:

Foreign exchange forward contracts and foreign currency option contracts

Foreign exchange forward contracts and purchased and written foreign currency option contracts are utilized primarily to limit the exposure affected by changes in foreign currency exchange rates on cash flows generated or anticipated by Sony’s transactions and accounts receivable and payable denominated in foreign currencies. The majority of written foreign currency option contracts are a part of range forward contract arrangements and expire in the same month with the corresponding purchased foreign currency option contracts.

Sony also entered into foreign exchange forward contracts which effectively fixed the cash flows from certain foreign currency denominated payables. Accordingly, these derivatives have been designated as cash flow hedges.

Foreign exchange forward contracts and foreign currency option contracts that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses.

Foreign exchange forward contracts, foreign currency option contracts and currency swap agreements held by certain subsidiaries in the Financial Services segment are marked-to-market with changes in value recognized in financial services revenue.

Interest rate swap agreements (including interest rate and currency swap agreements)

Interest rate swap agreements are utilized primarily to lower funding costs, to diversify sources of funding and to limit Sony’s exposure associated with underlying debt instruments and available-for-sale debt securities resulting from adverse fluctuations in interest rates, foreign currency exchange rates and changes in fair values.

Interest rate swap agreements entered into in the Financial Services segment are used for reducing the risk arising from the changes in the fair value of fixed rate available-for-sale debt securities. These derivatives are considered to be a hedge against changes in the fair value of available-for-sale debt securities in the Financial Services segment. Accordingly, these derivatives have been designated as fair value hedges.

Certain subsidiaries in the Financial Services segment have interest rate swap agreements as part of their ALM, which are marked-to-market with changes in value recognized in financial service revenues.

Any other interest rate swap agreements that do not qualify as hedges, which are used for reducing the risk arising from changes of variable rate debt, are marked-to-market with changes in value recognized in other income and expenses.

Other agreements

Certain subsidiaries in the Financial Services segment have equity future contracts, other currency contracts and hybrid financial instruments as part of their ALM, which are marked-to-market with changes in value recognized in financial services revenue. The hybrid financial instruments, disclosed in Note 7 as debt securities, contained embedded derivatives that are not required to be bifurcated because the entire instruments are carried at fair value.

The estimated fair values of Sony’s outstanding derivative instruments are summarized as follows:

Derivatives designated as hedging instruments	Yen in millions
	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2017	2018	Liability derivatives	2017	2018
Interest rate contracts	Prepaid expenses and other current assets	43	12	Current liabilities: Other	497	160
Interest rate contracts	Other assets: Other	95	286	Liabilities: Other	13,713	10,281
Foreign exchange contracts	Prepaid expenses and other current assets	—	48	Current liabilities: Other	31	1,535

		138	346		14,241	11,976

Derivatives not designated as hedging instruments	Yen in millions
	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2017	2018	Liability derivatives	2017	2018
Interest rate contracts	Prepaid expenses and other current assets	3	12	Current liabilities: Other	221	299
Interest rate contracts	Other assets: Other	1,599	1,871	Liabilities: Other	4,374	3,612
Foreign exchange contracts	Prepaid expenses and other current assets	24,382	34,737	Current liabilities: Other	14,475	17,149
Foreign exchange contracts	Other assets: Other	157	366	Liabilities: Other	620	1,281
Equity contracts	Prepaid expenses and other current assets	981	2,194	Current liabilities: Other	519	1,407

		27,122	39,180		20,209	23,748

Total derivatives		27,260	39,526		34,450	35,724

Presented below are the effects of derivative instruments on the consolidated statements of income for the fiscal years ended March 31, 2016, 2017 and 2018.

Derivatives under fair value hedging relationships	Yen in millions
	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Fiscal year ended March 31
		2016	2017	2018
Interest rate contracts	Financial services revenue	(8,300)	1,967	(52)
Foreign exchange contracts	Foreign exchange loss, net	3	(31)	—

Total		(8,297)	1,936	(52)

	Yen in millions
Derivatives under cash flow hedging relationships	Location of gain or (loss) recognized in income on derivative	Fiscal year ended March 31
		2016	2017	2018
		Amount of gain or (loss) recognized in OCI on derivative
Foreign exchange contracts	—	1,914	6,715	(2,295)

Total		1,914	6,715	(2,295)

		Amount of gain or (loss) reclassified from accumulated OCI into income (effective portion)
Foreign exchange contracts	Foreign exchange loss, net	(8)	—	—
Foreign exchange contracts	Cost of sales	(3,104)	(5,583)	1,111

Total		(3,112)	(5,583)	1,111

Derivatives not designated as hedging instruments	Yen in millions
	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Fiscal year ended March 31
		2016	2017	2018
Interest rate contracts	Financial services revenue	(5,499)	(935)	(1,544)
Foreign exchange contracts	Financial services revenue	4,166	(5,365)	2,013
Foreign exchange contracts	Foreign exchange loss, net	(14,501)	12,339	21,370
Equity contracts	Financial services revenue	3,267	(18,597)	(11,665)

Total		(12,567)	(12,558)	10,174

The following table summarizes additional information, including notional amounts, for each type of derivative:

	Yen in millions
	March 31, 2017		March 31, 2018
	Notional amount	Fair value	Notional amount	Fair value
Foreign exchange contracts:
Foreign exchange forward contracts	1,062,933	3,011	1,105,393	7,071
Currency option contracts purchased	212	1	206	1
Currency option contracts written	214	(1)	156	(1)
Currency swap agreements	1,439,395	4,074	1,230,254	4,613
Other currency contracts	64,944	2,328	84,623	3,502
Interest rate contracts:
Interest rate swap agreements	415,719	(17,065)	398,291	(12,171)
Equity contracts:
Equity future contracts	96,016	462	106,876	787

All derivatives are recognized as either assets or liabilities in the consolidated balance sheets on a gross basis, but certain subsidiaries have entered into master netting agreements or other similar agreements, which are mainly International Swaps and Derivatives Association (ISDA) Master Agreements. An ISDA Master Agreement is an agreement between two counterparties that may have multiple derivative contracts with each other, and such ISDA Master Agreement may provide for the net settlement of all or a specified group of these derivative contracts, through a single payment, in a single currency, in the event of a default on or affecting any one derivative contract, or a termination event affecting all or a specified group of derivative contracts. Presented below are the effects of offsetting derivative assets, derivative liabilities, financial assets and financial liabilities as of March 31, 2017 and 2018.

	Yen in millions
	As of March 31, 2017
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet that are subject to master netting agreements
		Financial instruments	Cash collateral	Net amounts
Derivative assets subject to master netting agreements	11,554	6,584	277	4,693
Derivative assets not subject to master netting agreements	15,706			15,706

Total assets	27,260	6,584	277	20,399

Derivative liabilities subject to master netting agreements	33,261	6,644	18,631	7,986
Derivative liabilities not subject to master netting agreements	1,189			1,189
Repurchase, securities lending and similar arrangements	310,609	309,987	—	622

Total liabilities	345,059	316,631	18,631	9,797

	Yen in millions
	As of March 31, 2018
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet that are subject to master netting agreements
		Financial instruments	Cash collateral	Net amounts
Derivative assets subject to master netting agreements	15,404	7,724	449	7,231
Derivative assets not subject to master netting agreements	24,122			24,122

Total assets	39,526	7,724	449	31,353

Derivative liabilities subject to master netting agreements	34,455	8,326	14,334	11,795
Derivative liabilities not subject to master netting agreements	1,269			1,269
Repurchase, securities lending and similar arrangements	335,586	334,246	—	1,340

Total liabilities	371,310	342,572	14,334	14,404

15.	Pension and severance plans

(1)	Defined benefit and severance plans

Upon terminating employment, employees of Sony Corporation and its subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below. Sony Corporation and certain of its subsidiaries’ pension plans utilize a point-based plan under which a point is added every year reflecting the individual employee’s performance over that year. Under the point-based plan, the amount of payment is determined based on the sum of cumulative points from past services and interest points earned on the cumulative points regardless of whether or not the employee is voluntarily retiring.

Under the plans, in general, the defined benefits cover 65% of the indemnities under existing regulations to employees. The remaining indemnities are covered by severance payments by the companies. The pension benefits are payable at the option of the retiring employee either in a lump-sum amount or monthly pension payments. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

From April 1, 2012, Sony Corporation and substantially all of its subsidiaries in Japan have modified existing defined benefit pension plans such that life annuities will no longer accrue additional service benefits, with those participants instead accruing fixed-term annuities. The defined benefit pension plans were closed to new participants and a defined contribution plan was also introduced.

In addition, several of Sony’s foreign subsidiaries have defined benefit pension plans or severance indemnity plans, which cover substantially all of their employees. Under such plans, the related cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on the current rate of pay and length of service.

The components of net periodic benefit costs for the fiscal years ended March 31, 2016, 2017 and 2018 were as follows:

Japanese plans:

	Yen in millions
	Fiscal year ended March 31
	2016	2017	2018
Service cost	24,670	26,811	25,185
Interest cost	8,689	5,912	8,024
Expected return on plan assets	(20,853)	(17,829)	(16,440)
Recognized actuarial loss	8,588	20,436	16,099
Amortization of prior service costs	(9,489)	(9,490)	(8,693)

Net periodic benefit costs	11,605	25,840	24,175

Foreign plans:

	Yen in millions
	Fiscal year ended March 31
	2016	2017	2018
Service cost	3,504	2,958	3,181
Interest cost	12,096	10,426	10,393
Expected return on plan assets	(14,117)	(11,000)	(11,687)
Amortization of net transition asset	10	9	5
Recognized actuarial loss	4,236	2,552	3,014
Amortization of prior service costs	(478)	(463)	(574)
Losses on curtailments and settlements	354	43	1,058

Net periodic benefit costs	5,605	4,525	5,390

The estimated net actuarial loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit costs over the next fiscal year are 17,706 million yen and 8,114 million yen, respectively.

The changes in the benefit obligation and plan assets as well as the funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2017	2018	2017	2018
Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	1,034,284	1,004,676	356,875	352,442
Service cost	26,811	25,185	2,958	3,181
Interest cost	5,912	8,024	10,426	10,393
Plan participants’ contributions	—	—	490	573
Actuarial (gain) loss	(33,333)	21,920	20,045	663
Foreign currency exchange rate changes	—	—	(23,183)	8,858
Curtailments and settlements	—	—	(1,507)	(5,422)
Other	(5)	(8)	—	—
Benefits paid	(28,993)	(49,223)	(13,662)	(14,291)

Benefit obligation at end of the fiscal year	1,004,676	1,010,574	352,442	356,397

Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	679,432	699,008	256,341	259,177
Actual return on plan assets	35,508	38,896	29,346	13,426
Foreign currency exchange rate changes	—	—	(20,004)	6,181
Employer contribution	6,640	6,090	6,738	9,040
Plan participants’ contributions	—	—	490	573
Curtailments and settlements	—	—	(1,161)	(5,285)
Benefits paid	(22,572)	(32,917)	(12,573)	(13,367)

Fair value of plan assets at end of the fiscal year	699,008	711,077	259,177	269,745

Funded status at end of the fiscal year	(305,668)	(299,497)	(93,265)	(86,652)

Amounts recognized in the consolidated balance sheets consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2017	2018	2017	2018
Noncurrent assets	2,753	3,426	6,251	8,396
Current liabilities	—	—	(3,114)	(4,121)
Noncurrent liabilities	(308,421)	(302,923)	(96,402)	(90,927)

Ending balance	(305,668)	(299,497)	(93,265)	(86,652)

Amounts recognized in accumulated other comprehensive income, excluding tax effects, consist of:
	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2017	2018	2017	2018
Prior service cost (credit)	(25,415)	(16,723)	(1,034)	(488)
Net actuarial loss	317,397	299,852	78,548	73,404
Obligation existing at transition	—	—	(3)	0

Ending balance	291,982	283,129	77,511	72,916

The accumulated benefit obligations for all defined benefit pension plans were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2017	2018	2017	2018
Accumulated benefit obligations	998,501	1,005,557	329,989	340,353

The projected benefit obligations, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2017	2018	2017	2018
Projected benefit obligations	992,052	998,629	291,413	301,046
Accumulated benefit obligations	987,428	993,612	287,491	293,834
Fair value of plan assets	685,183	695,706	207,406	215,510

Weighted-average assumptions used to determine benefit obligations as of March 31, 2017 and 2018 were as follows:

	Japanese plans		Foreign plans
	March 31		March 31
	2017	2018	2017	2018
Discount rate	0.9%	0.8%	3.1%	2.9%
Rate of compensation increase	*	*	2.4	2.6

*	Substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

Weighted-average assumptions used to determine the net periodic benefit costs for the fiscal years ended March 31, 2016, 2017 and 2018 were as follows:

	Japanese plans			Foreign plans
	Fiscal year ended March 31			Fiscal year ended March 31
	2016	2017	2018	2016	2017	2018
Discount rate	1.0%	0.6%	0.9%	3.1%	3.2%	3.1%
Expected return on plan assets	3.0	2.7	2.4	4.8	4.8	4.6
Rate of compensation increase	*	*	*	2.9	2.8	2.4

*	Substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

Sony reviews these assumptions for changes in circumstances.

The weighted-average rate of compensation increase is calculated based only on the pay-related plans. The point-based plans discussed above are excluded from the calculation because payments made under the plan are not based on employee compensation.

The mortality rate assumptions are based on life expectancy and death rates for different types of participants. In the fiscal year ended March 31, 2016, Sony updated mortality rate assumptions to consider the latest mortality tables and in certain instances to utilize mortality tables based on gender.

To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as the historical and expected long-term rates of returns on various categories of plan assets. Sony’s pension investment policy recognizes the expected growth and the variability risk associated with the long-term nature of pension liabilities, the returns and risks of diversification across asset classes, and the correlation among assets. The asset allocations are designed to maximize returns consistent with levels of liquidity and investment risk that are considered prudent and reasonable. While the pension investment policy gives appropriate consideration to recent market performance and historical returns, the investment assumptions utilized by Sony are designed to achieve a long-term return consistent with the long-term nature of the corresponding pension liabilities.

The investment objectives of Sony’s plan assets are designed to generate returns that will enable the plans to meet their future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on the current economic environment and other pertinent factors. Sony’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could negatively impact the funding level of the plans, thereby increasing its dependence on contributions from Sony. To mitigate any potential concentration risk, thorough consideration is given to balancing the portfolio among industry sectors and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. The target allocations as of March 31, 2018, are, as a result of Sony’s asset liability management, 28% of equity securities, 54% of fixed income securities and 18% of other investments for the pension plans of Sony Corporation and most of its subsidiaries in Japan, and, on a weighted average basis, 27% of equity securities, 46% of fixed income securities and 27% of other investments for the pension plans of foreign subsidiaries.

The fair values of the assets held by Japanese and foreign plans, which are classified in accordance with the fair value hierarchy described in Note 2, are as follows:

	Japanese plans
	Yen in millions
	Fair value at March 31, 2017	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	7,976	7,976	—	—
Equity:
Equity securities*1	157,012	152,852	4,160	—
Fixed income:
Government bonds*2	206,632	—	206,632	—
Corporate bonds*3	75,971	—	75,971	—
Asset-backed securities*4	1,105	—	1,105	—
Commingled funds*5	122,264	—	122,264	—
Commodity funds*6	21,098	—	21,098	—
Private equity*7	21,790	—	—	21,790
Hedge funds*8	67,235	—	—	67,235
Real estate and other*9	17,925	—	—	17,925

Total	699,008	160,828	431,230	106,950

	Japanese plans
	Yen in millions
	Fair value at March 31, 2018	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	9,446	9,446	—	—
Equity:
Equity securities*1	138,443	134,091	4,352	—
Fixed income:
Government bonds*2	225,879	—	225,879	—
Corporate bonds*3	79,323	—	79,323	—
Asset-backed securities*4	121	—	121	—
Commingled funds*5	122,950	—	122,950	—
Commodity funds*6	21,136	—	21,136	—
Private equity*7	24,144	—	—	24,144
Hedge funds*8	70,204	—	—	70,204
Real estate and other*9	19,431	—	—	19,431

Total	711,077	143,537	453,761	113,779

*1	Includes approximately 48 percent and 52 percent of Japanese equity securities, and 52 percent and 48 percent of foreign equity securities for the fiscal years ended March 31, 2017 and 2018, respectively.

*2	Includes approximately 46 percent and 49 percent of debt securities issued by Japanese national and local governments, and 54 percent and 51 percent of debt securities issued by foreign national and local governments for the fiscal years ended March 31, 2017 and 2018, respectively.

*3	Includes debt securities issued by Japanese and foreign corporation and government related agencies.

*4	Includes primarily mortgage-backed securities.

*5	Commingled funds represent pooled institutional investments, including primarily investment trusts. They include approximately 48 percent and 51 percent of investments in equity, 51 percent and 48 percent of investments in fixed income, and 1 percent and 1 percent of investments in other for the fiscal years ended March 31, 2017 and 2018, respectively.

*6	Represents commodity futures funds.

*7	Includes multiple private equity funds of funds that primarily invest in venture, buyout, and distressed markets in the U.S. and Europe.

*8	Includes primarily funds that invest in a portfolio of a broad range of hedge funds to diversify the risks and reduce the volatilities associated with a single hedge fund.

*9	Includes primarily private real estate investment trusts.

	Foreign plans
	Yen in millions
	Fair value at March 31, 2017	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	8,091	8,091	—	—
Equity:
Equity securities*1	33,103	31,783	1,320	—
Fixed income:
Government bonds*2	65,671	—	65,671	—
Corporate bonds*3	28,296	—	21,370	6,926
Asset-backed securities	982	—	982	—
Insurance contracts*4	5,135	—	5,135	—
Commingled funds*5	81,683	—	81,683	—
Real estate and other*6	36,216	—	13,287	22,929

Total	259,177	39,874	189,448	29,855

	Foreign plans
	Yen in millions
	Fair value at March 31, 2018	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	2,377	2,377	—	—
Equity:
Equity securities*1	30,916	29,814	1,102	—
Fixed income:
Government bonds*2	78,129	—	78,129	—
Corporate bonds*3	26,424	—	21,121	5,303
Asset-backed securities	960	—	960	—
Insurance contracts*4	18,670	—	5,941	12,729
Commingled funds*5	75,785	—	75,785	—
Real estate and other*6	36,484	—	10,508	25,976

Total	269,745	32,191	193,546	44,008

*1	Includes primarily foreign equity securities.

*2	Includes primarily foreign government debt securities.

*3	Includes primarily foreign corporate debt securities.

*4	Represents annuity contracts with or without profit sharing.

*5	Commingled funds represent pooled institutional investments including mutual funds, common trust funds, and collective investment funds. They are primarily comprised of foreign equities and fixed income investments.

*6	Includes primarily private real estate investment trusts.

Each level in the fair value hierarchy in which each plan asset is classified is determined based on inputs used to measure the fair values of the asset, and does not necessarily indicate the risks or rating of the asset.

The following is a description of the valuation techniques used to measure Japanese and foreign plan assets at fair value. The valuation techniques are applied consistently from period to period.

Equity securities are valued at the closing price reported in the active market in which the individual securities are traded. These assets are generally classified as level 1.

The fair value of fixed income securities is typically estimated using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are generally classified as level 2.

Commingled funds are typically valued using the net asset value provided by the administrator of the fund and reviewed by Sony. The net asset value is based on the value of the underlying assets owned by the fund, minus liabilities and divided by the number of shares or units outstanding. These assets are classified as level 1, level 2 or level 3 depending on availability of quoted market prices.

Commodity funds are valued using inputs that are derived principally from or corroborated by observable market data. These assets are generally classified as level 2.

Private equity and private real estate investment trust valuations require significant judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. These assets are initially valued at cost and are reviewed periodically utilizing available and relevant market data to determine if the carrying value of these assets should be adjusted. These investments are classified as level 3.

Hedge funds are valued using the net asset value as determined by the administrator or custodian of the fund. These investments are classified as level 3.

The following table sets forth a summary of changes in the fair values of Japanese and foreign plans’ level 3 assets for the fiscal years ended March 31, 2017 and 2018:

	Japanese plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Private equity	Hedge funds	Real estate and other	Total
Beginning balance at April 1, 2016	31,852	60,395	7,315	99,562
Return on assets held at end of year	425	2,817	599	3,841
Purchases, sales, and settlements, net	(10,487)	4,023	10,011	3,547

Ending balance at March 31, 2017	21,790	67,235	17,925	106,950

Return on assets held at end of year	1,483	636	425	2,544
Purchases, sales, and settlements, net	871	2,333	1,081	4,285

Ending balance at March 31, 2018	24,144	70,204	19,431	113,779

	Foreign plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Insurance contracts	Corporate bonds	Real estate and other	Total
Beginning balance at April 1, 2016	—	7,000	24,124	31,124
Return on assets held at end of year	—	—	84	84
Purchases, sales, and settlements, net	—	(44)	(367)	(411)
Transfers, net	—	—	(8)	(8)
Other*	—	(30)	(904)	(934)

Ending balance at March 31, 2017	—	6,926	22,929	29,855

Return on assets held at end of year	—	—	1,101	1,101
Purchases, sales, and settlements, net	12,651	(1,256)	12	11,407
Transfers, net	—	—	1,181	1,181
Other*	78	(367)	753	464

Ending balance at March 31, 2018	12,729	5,303	25,976	44,008

*	Primarily consists of translation adjustments.

Sony makes contributions to its defined benefit pension plans as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit obligations. Sony expects to contribute approximately 11 billion yen to the Japanese plans and approximately 6 billion yen to the foreign plans during the fiscal year ending March 31, 2019.

The expected future benefit payments are as follows:

	Japanese plans	Foreign plans
Fiscal year ending March 31	Yen in millions	Yen in millions
2019	39,918	14,889
2020	40,328	15,039
2021	41,233	16,133
2022	42,609	16,689
2023	43,772	17,830
2024 — 2028	232,325	102,045

(2)	Defined contribution plans

Total defined contribution expenses for the fiscal years ended March 31, 2016, 2017 and 2018 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2016	2017	2018
Japanese plans	3,155	3,412	3,237
Foreign plans	12,419	10,458	11,379

16.	Stockholders’ equity

(1)	Common stock

Changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2016, 2017 and 2018 have resulted from the following:

Number of shares
Balance at March 31, 2015	1,169,773,260
Issuance of new shares	92,000,000
Exercise of stock acquisition rights	720,500

Balance at March 31, 2016	1,262,493,760
Exercise of stock acquisition rights	1,269,900

Balance at March 31, 2017	1,263,763,660
Issuance of new shares	218,000
Exercise of stock acquisition rights	2,565,700
Conversion of convertible bonds	4,789

Balance at March 31, 2018	1,266,552,149

At March 31, 2018, 37,962,769 shares of common stock would be issued upon the conversion or exercise of all convertible bonds and stock acquisition rights outstanding.

Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Companies Act of Japan (Kaishaho) and related regulations (collectively the “Companies Act”) by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders, in accordance with the Companies Act. No common stock had been acquired by the resolution of the Board of Directors during the fiscal years ended March 31, 2016, 2017 and 2018.

(2)	Retained earnings

The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2018 was 664,989 million yen. The appropriation of retained earnings for the fiscal year ended March 31, 2018, including cash dividends for the six-month period ended March 31, 2018, has been incorporated in the consolidated financial statements. This appropriation of retained earnings was approved at the meeting of the Board of Directors of Sony Corporation held on April 27, 2018 and was then recorded in the statutory books of account, in accordance with the Companies Act.

Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 33,694 million yen and 37,859 million yen at March 31, 2017 and 2018, respectively.

(3)	Other comprehensive income

Changes in accumulated other comprehensive income, net of tax, by component for the fiscal years ended March 31, 2016, 2017 and 2018 were as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2015	154,153	—	(201,131)	(338,305)	(385,283)
Other comprehensive income before reclassifications	45,527	1,914	(174,380)	(83,899)	(210,838)
Amounts reclassified out of accumulated other comprehensive income	(43,307)	(3,112)	2,627	—	(43,792)

Net other comprehensive income	2,220	(1,198)	(171,753)	(83,899)	(254,630)
Less: Other comprehensive income attributable to noncontrolling interests	15,637	—	(1,145)	(1,087)	13,405

Balance at March 31, 2016	140,736	(1,198)	(371,739)	(421,117)	(653,318)

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2016	140,736	(1,198)	(371,739)	(421,117)	(653,318)
Other comprehensive income before reclassifications	(27,007)	5,028	54,513	(17,988)	14,546
Amounts reclassified out of accumulated other comprehensive income	(3,286)	(3,888)	8,719	—	1,545

Net other comprehensive income	(30,293)	1,140	63,232	(17,988)	16,091
Less: Other comprehensive income attributable to noncontrolling interests	(16,192)	—	229	(2,495)	(18,458)

Balance at March 31, 2017	126,635	(58)	(308,736)	(436,610)	(618,769)

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2017	126,635	(58)	(308,736)	(436,610)	(618,769)
Other comprehensive income before reclassifications	2,013	(2,295)	1,779	(4,480)	(2,983)
Amounts reclassified out of accumulated other comprehensive income*1	(943)	1,111	10,611	(1,855)	8,924

Net other comprehensive income	1,070	(1,184)	12,390	(6,335)	5,941
Less: Other comprehensive income attributable to noncontrolling interests	1,514	—	98	2,306	3,918

Balance at March 31, 2018	126,191	(1,242)	(296,444)	(445,251)	(616,746)

*1	Foreign currency translation adjustments were transferred from accumulated other comprehensive income to net income as a result of a complete or substantially complete liquidation or sale of certain foreign subsidiaries and affiliates.

Reclassifications out of accumulated other comprehensive income for the fiscal years ended March 31, 2016, 2017 and 2018 were as follows:

	Yen in millions
Comprehensive income components	Amounts reclassified from accumulated other comprehensive income			Affected line items in consolidated statements of income
	2016	2017	2018
Unrealized gains (losses) on securities	(19,598)	(4,560)	(646)	Financial services revenue
	(47,087)	(30)	(561)	Gain on sale of securities investments, net
	3,063	—	—	Loss on devaluation of securities investments

Total before tax	(63,622)	(4,590)	(1,207)
Tax expense or (benefit)	20,315	1,304	264

Net of tax	(43,307)	(3,286)	(943)

Unrealized gains (losses) on derivative instruments	(8)	—	—	Foreign exchange loss, net
	(3,104)	(5,583)	1,111	Cost of sales

Total before tax	(3,112)	(5,583)	1,111
Tax expense or (benefit)	—	1,695	—

Net of tax	(3,112)	(3,888)	1,111

Pension liability adjustment	2,867	13,044	11,034	*
Tax expense or (benefit)	(240)	(4,325)	(423)

Net of tax	2,627	8,719	10,611

Foreign currency translation adjustments	—	—	(1,855)	Other operating expense, net
Tax expense or (benefit)	—	—	—

Net of tax	—	—	(1,855)

Total amounts reclassified out of accumulated other comprehensive income, net of tax	(43,792)	1,545	8,924

*	The amortization of pension and postretirement benefit components are included in the computation of net periodic pension cost. Refer to Note 15.

(4)	Equity transactions with noncontrolling interests

Net income attributable to Sony Corporation’s stockholders and transfers (to) from the noncontrolling interests for the fiscal years ended March 31, 2016, 2017 and 2018 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2016	2017	2018
Net income attributable to Sony Corporation’s stockholders	147,791	73,289	490,794
Transfers (to) from the noncontrolling interests:
Decrease in additional paid-in capital for purchase of additional shares in consolidated subsidiaries	(12,776)	(53,927)	(74)

Change from net income attributable to Sony Corporation’s stockholders and transfers (to) from the noncontrolling interests	135,015	19,362	490,720

During the fiscal year ended March 31, 2017, Sony obtained full ownership of its U.S.-based music publishing subsidiary by acquiring the 50% interest in the subsidiary held by the Estate of Michael Jackson (the “Estate”). The aggregate cash consideration paid to the Estate was 750 million U.S. dollars, including 17 million U.S. dollars of distributions to which the subsidiary previously committed. The difference between cash consideration paid and the decrease in the carrying amount of the noncontrolling interests was recognized as a decrease to additional paid-in capital of 70,730 million yen.

17.	Stock-based compensation plans

The stock-based compensation expense for the fiscal years ended March 31, 2016, 2017 and 2018 was 1,944 million yen, 2,737 million yen and 5,249 million yen, respectively. The total cash received from exercises under all of the stock-based compensation plans during the fiscal years ended March 31, 2016, 2017 and 2018 was 1,578 million yen, 2,730 million yen and 7,129 million yen, respectively. Sony issued new shares upon exercise of these rights.

Sony has a stock-based compensation incentive plan for selected directors, corporate executive officers and employees in the form of a stock acquisition rights plan. The stock acquisition rights generally have three year graded vesting schedules and are exercisable up to ten years from the date of grant.

The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2016, 2017 and 2018 was 1,331 yen, 1,291 yen and 2,045 yen, respectively. The fair value of stock acquisition rights granted on the date of grant and used to recognize compensation expense for the fiscal years ended March 31, 2016, 2017 and 2018 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal year ended March 31
	2016		2017		2018
Weighted-average assumptions
Risk-free interest rate	1.07%		1.10%		1.14%
Expected lives	7.12 y	ears	6.83 y	ears	6.55 y	ears
Expected volatility*	42.07%		40.00%		38.49%
Expected dividends	0.75%		0.66%		0.40%

*	Expected volatility was based on the historical volatilities of Sony Corporation’s common stock over the expected life of the stock acquisition rights.

A summary of the activities regarding the stock acquisition rights plan during the fiscal year ended March 31, 2018 is as follows:

	Fiscal year ended March 31, 2018
	Number of shares	Weighted- average exercise price	Weighted- average remaining life	Total intrinsic value
		Yen	Years	Yen in millions
Outstanding at beginning of the fiscal year	15,519,400	3,147
Granted	2,978,900	4,297
Exercised	2,565,700	2,778
Forfeited or expired	1,926,700	4,864

Outstanding at end of the fiscal year	14,005,900	3,017	6.53	25,910

Exercisable at end of the fiscal year	7,905,100	2,653	4.61	19,647

The total intrinsic value of shares exercised under the stock acquisition rights plan during the fiscal years ended March 31, 2016, 2017 and 2018 was 1,338 million yen, 1,541 million yen and 6,970 million yen, respectively.

As of March 31, 2018, there was 5,698 million yen of total unrecognized compensation expense related to nonvested stock acquisition rights. This expense is expected to be recognized over a weighted-average period of 2.01 years.

18.	Kumamoto Earthquake

In April 2016, a series of earthquakes occurred in the Kumamoto region of Japan. These earthquakes caused damage to certain fixed assets, including buildings, machinery and equipment, as well as inventories in manufacturing sites located in the Kumamoto region.

For the fiscal year ended March 31, 2017, Sony incurred incremental losses and associated expenses including repair costs of fixed assets and a loss on disposal of inventories directly related to the damage caused by the earthquakes of 16,682 million yen. These losses and expenses were primarily recorded in cost of sales in the consolidated statements of income and were offset by insurance recoveries of 10,682 million yen, as described below. In addition, Sony incurred other expenses of 9,365 million yen, which included idle facility costs at manufacturing sites. These expenses were primarily recorded in cost of sales in the consolidated statements of income.

Sony has insurance policies that cover certain damage directly caused by the earthquakes for Sony Corporation and certain of its subsidiaries, including damage at manufacturing sites. The insurance policies cover the damage and costs associated with fixed assets and inventories, as well as incremental expenses including removal and cleaning costs. These policies also provide business interruption coverage, including coverage for lost profits. For the fiscal year ended March 31, 2017, Sony recorded insurance receivables of 10,682 million yen, representing a portion of the insurance recoveries that were deemed probable of collection up to the extent of the amount of corresponding losses recognized in the same period. Of the insurance receivables recorded during the period, substantially all relate to damaged assets and inventories, and do not include amounts for business interruption or lost profits. Sony concluded that the recoveries from insurance claims are probable based on the coverage under valid policies, communications with the insurance carriers, Sony’s past claims history with the insurance carriers, and Sony’s assessment that the insurance carriers have the financial ability to pay the claims. In March 2017, 10,000 million yen was agreed to by the insurance carriers. These receivables are recorded within other receivables, whereas the remaining receivables of 682 million yen is recorded in other current assets in the consolidated balance sheets as of the fiscal year ended March 31, 2017.

Sony has underwritten 2,000 million yen in reinsurance policies for the above insurance carriers related to the policy described above. The amount was recorded in other current liabilities in the consolidated balance sheets as of the fiscal year ended March 31, 2017 and was paid to the insurance carriers in the fiscal year ended March 31, 2018.

In April 2017, the remaining insurance claims of 10,000 million yen that were mainly for business interruption coverage were agreed to by the carriers. As a result, the total amount of insurance recoveries paid to Sony in April 2017 was 20,000 million yen. 9,318 million yen, which was the difference between 20,000 million yen and 10,682 million yen as described above, was recorded in other operating revenue for the fiscal year ended March 31, 2018. The proceeds from insurance recoveries were presented as cash flows from operating activities in the consolidated statements of cash flows for the fiscal year ended March 31, 2018.

19.	Restructuring charges

As part of its effort to improve the performance of the various businesses, Sony has undertaken a number of restructuring initiatives. Sony defines restructuring initiatives as activities initiated by Sony, which are designed to generate a positive impact on future profitability. These activities include exiting a business or product category, implementing a headcount reduction program, realignment of its manufacturing sites to low-cost areas, utilizing the services of third-party original equipment and design manufacturers (OEMs and ODMs), a review of its development and design structure, and the streamlining of its sales and administrative functions. The restructuring activities are generally short term in nature and are generally completed within one year of initiation.

The changes in the accrued restructuring charges for the fiscal years ended March 31, 2016, 2017 and 2018 are as follows:

	Yen in millions
	Employee termination benefits	Non-cash write-downs and disposals, net*	Other associated costs	Total
Balance at March 31, 2015	36,721	—	14,196	50,917
Restructuring costs	27,401	1,828	7,298	36,527
Non-cash charges	—	(1,828)	—	(1,828)
Cash payments	(40,261)	—	(11,232)	(51,493)
Adjustments	(1,330)	—	1,473	143

Balance at March 31, 2016	22,531	—	11,735	34,266
Restructuring costs	9,854	42,717	7,142	59,713
Non-cash charges	—	(42,717)	—	(42,717)
Cash payments	(19,759)	—	(8,871)	(28,630)
Adjustments	(992)	—	(839)	(1,831)

Balance at March 31, 2017	11,634	—	9,167	20,801
Restructuring costs	18,999	2,233	1,147	22,379
Non-cash charges	—	(2,233)	—	(2,233)
Cash payments	(9,950)	—	(6,352)	(16,302)
Adjustments	(1,197)	—	226	(971)

Balance at March 31, 2018	19,486	—	4,188	23,674

*	Significant asset impairments excluded from restructuring charges are described in Note 13.

Total costs incurred in connection with these restructuring programs by segment for the fiscal years ended March 31, 2016, 2017 and 2018 are as follows:

	Yen in millions
	Fiscal year ended March 31, 2016
	Employee termination benefits	Other associated costs*	Total net restructuring charges	Depreciation associated with restructured assets	Total
Game & Network Services	15	120	135	—	135
Music	1,501	367	1,868	—	1,868
Pictures	1,594	7	1,601	5	1,606
Home Entertainment & Sound	1,181	26	1,207	—	1,207
Imaging Products & Solutions	78	126	204	—	204
Mobile Communications	17,259	3,669	20,928	710	21,638
Semiconductors	(11)	(102)	(113)	—	(113)
Financial Services	—	—	—	—	—
All Other and Corporate	5,784	4,913	10,697	1,017	11,714

Total	27,401	9,126	36,527	1,732	38,259

	Yen in millions
	Fiscal year ended March 31, 2017
	Employee termination benefits	Other associated costs*	Total net restructuring charges	Depreciation associated with restructured assets	Total
Game & Network Services	225	6	231	—	231
Music	2,116	1,474	3,590	—	3,590
Pictures	2,467	—	2,467	—	2,467
Home Entertainment & Sound	68	684	752	—	752
Imaging Products & Solutions	563	77	640	—	640
Mobile Communications	516	172	688	138	826
Semiconductors	4	(13)	(9)	—	(9)
Financial Services	—	—	—	—	—
All Other and Corporate	3,895	47,459	51,354	364	51,718

Total	9,854	49,859	59,713	502	60,215

	Yen in millions
	Fiscal year ended March 31, 2018
	Employee termination benefits	Other associated costs*	Total net restructuring charges	Depreciation associated with restructured assets	Total
Game & Network Services	—	—	—	—	—
Music	6,358	272	6,630	—	6,630
Pictures	2,922	—	2,922	—	2,922
Home Entertainment & Sound	846	6	852	—	852
Imaging Products & Solutions	530	94	624	—	624
Mobile Communications	2,008	18	2,026	0	2,026
Semiconductors	28	—	28	—	28
Financial Services	—	—	—	—	—
All Other and Corporate	6,307	2,990	9,297	26	9,323

Total	18,999	3,380	22,379	26	22,405

*	Other associated costs includes non-cash write-downs and disposals, net

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Retirement programs

Sony has undergone several headcount reduction programs to further reduce operating costs primarily in an effort to improve the performance of certain segments related to the Electronics business and reduce cost at the headquarters function. Through measures including the realignment of its manufacturing sites, a review of its development and design structure, and the streamlining of its sales and administrative functions, Sony has continued to implement a company-wide (including headquarters) rationalization. Sony intends to reallocate and optimize its workforce through programs including work reassignments and outplacements. The employee termination benefits costs in the above table are included in selling, general and administrative in the consolidated statements of income.

During the fiscal year ended March 31, 2016, the restructuring plans regarding the Mobile Communication segment progressed as planned by streamlining business operations, including the closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions described above. This restructuring program was substantially completed before March 31, 2017.

In an effort to optimize the organization and improve the performance of the music business, Sony has implemented a number of restructuring initiatives targeting operating effectiveness and cost reduction. These activities resulted in restructuring charges primarily consisting of headcount reductions totaling 6,630 million yen for the fiscal year ended March 31, 2018.

All Other and Corporate

As described in Note 25, Sony and Murata Manufacturing Co., Ltd. signed a binding definitive agreement on October 31, 2016 to transfer the Sony Group’s battery business to the Murata Group, which was completed on September 1, 2017. Sony classified certain assets and liabilities related to the battery business as held for sale and, as a result of the fair value valuation of these assets and liabilities, recorded impairment losses of 42,298 million yen in other operating expense, net in the consolidated statements of income for the fiscal year ended March 31, 2017.

As a result of efforts to optimize the sales and headquarters functions that indirectly support the Electronics businesses, which are described above, Sony recorded restructuring charges primarily consisting of headcount reductions totaling 7,112 million yen during the fiscal years ended March 31, 2016. There were no significant restructuring charges for the Electronics businesses during the fiscal year ended March 31, 2017 and 2018.

20.	Supplemental consolidated statements of income information

(1)	Other operating expense, net

Sony records transactions in other operating expense, net due to either the nature of the transaction or in consideration of factors including the relationship to Sony’s core operations.

Other operating expense, net is comprised of the following:

	Yen in millions
	March 31
	2016	2017	2018
Gain on sale of the U.S. headquarters building*1	(6,545)	—	—
Gain on sale of Sony City Osaki*1	(4,914)	(4,914)	(4,914)
Gain on sale and issuance of M3 shares*2	(2)	(37,167)	(18)
(Gain) loss on purchase/sale of interests in subsidiaries and affiliates, net*3	(31,778)	(4,259)	(29,595)
(Gain) loss on sale, disposal or impairment of assets, net*4	90,410	195,341	38,599

	47,171	149,001	4,072

*1	A portion of gain on sale and leaseback transactions is deferred and is amortized on a straight-line basis over the lease term.

*2	Refer to Note 5.

*3	Refer to Notes 24 and 25.

*4	Refer to Notes 9, 13, 19 and 25.

(2)	Research and development costs

Research and development costs charged to cost of sales for the fiscal years ended March 31, 2016, 2017 and 2018 were 468,183 million yen, 447,456 million yen and 458,518 million yen, respectively.

(3)	Advertising costs

Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2016, 2017 and 2018 were 391,326 million yen, 363,815 million yen and 407,106 million yen, respectively.

(4)	Shipping and handling costs

Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2016, 2017 and 2018 were 50,803 million yen, 42,195 million yen and 46,252 million yen, respectively, which included the internal transportation costs of finished goods.

21.	Income taxes

Domestic and foreign components of income before income taxes and the provision for current and deferred income taxes attributable to such income are summarized as follows:

	Yen in millions
	Fiscal year ended March 31
	2016	2017	2018
Income before income taxes:
Sony Corporation and all subsidiaries in Japan	149,256	166,158	436,494
Foreign subsidiaries	155,248	85,461	262,555

	304,504	251,619	699,049

Income taxes — Current:
Sony Corporation and all subsidiaries in Japan	41,080	49,739	69,697
Foreign subsidiaries	53,498	50,521	57,988

	94,578	100,260	127,685

Income taxes — Deferred:
Sony Corporation and all subsidiaries in Japan	(1,745)	11,478	29,640
Foreign subsidiaries	1,956	12,320	(5,555)

	211	23,798	24,085

Total income tax expense	94,789	124,058	151,770

A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

	Fiscal year ended March 31
	2016	2017	2018
Statutory tax rate	33.6%	31.7%	31.5%
Non-deductible expenses	1.6	2.3	0.8
Income tax credits	(2.0)	(2.9)	(0.6)
Change in statutory tax rate and law	(3.3)	0.3	(1.2)
Change in valuation allowances	10.7	7.3	(5.2)
Change in deferred tax liabilities on undistributed earnings of foreign subsidiaries and corporate joint ventures	(0.8)	(1.4)	(0.8)
Lower tax rate applied to life and non-life insurance business in Japan	(2.3)	(2.2)	(0.8)
Foreign income tax differential	(6.9)	(3.0)	(2.6)
Adjustments to tax reserves	0.7	(1.1)	(0.8)
Effect of equity in net income of affiliated companies	0.0	0.0	0.0
Impairment of goodwill in the Pictures segment	—	15.0	—
Other	(0.2)	3.3	1.4

Effective income tax rate	31.1%	49.3%	21.7%

In March 2016, the Japanese legislature enacted tax law changes which included further lowering of the national corporate tax rate, limiting the annual use of net operating loss carryforwards to 55% of taxable income for the period ended March 31, 2018, and to 50% of taxable income for periods beginning on or after April 1, 2018. As a result, the statutory tax rate from the fiscal year ended March 31, 2017 onward will be approximately 31.5%. On December 22, 2017, the U.S. Tax Reform Act was signed into law, making significant changes to the U.S. tax rules. Changes include, but are not limited to, a corporate tax rate decrease from 35% to 21% effective for tax years beginning January 1, 2018 and the transition of U.S. international taxation from a worldwide tax system to a modified territorial system, with a one-time mandatory transition tax on previously deferred foreign earnings of U.S. subsidiaries.

Sony is required to record the effects of a tax law change in the period of enactment; however, shortly after the enactment of the U.S. Tax Reform Act, the U.S. Securities and Exchange Commission staff issued SAB 118, which allows a company to record a provisional amount when it does not have the necessary information available, prepared, or analyzed in reasonable detail to complete its accounting for the change in the tax law. The measurement period ends when the company has obtained, prepared and analyzed the information necessary to finalize its accounting, but cannot extend beyond one year.

Sony has calculated its best estimate of the impact of the U.S. Tax Reform Act in the March 31, 2018 income tax provision in accordance with its understanding of the U.S. Tax Reform Act and guidance available and, as a result, Sony has recorded an income tax benefit of 13,816 million yen in the fiscal year ended March 31, 2018 related to the reversal of a valuation allowance as a result of the change in future net operating loss carryforward rules in the U.S. to an unlimited life which will now allow certain deferred tax assets and deferred tax liabilities to offset. Given the valuation allowance recorded against net deferred tax assets in the U.S., the reduction in the corporate income tax rate did not have a material impact on the tax provision for the fiscal year ended March 31, 2018. In addition, given the existence of significant foreign tax credit carryforwards available, with a valuation allowance recorded against them, the mandatory transition tax on previously deferred foreign earnings also did not have a material impact on the tax provision for the fiscal year ended March 31, 2018.

The changes made by the U.S. Tax Reform Act are broad and complex. The final impact of the U.S. Tax Reform Act may differ from the above estimate, possibly materially, due to, among other things, changes in interpretations of the U.S. Tax Reform Act, any legislative action to address questions that arise because of the U.S. Tax Reform Act, any changes in accounting standards for income taxes or related interpretations in response to the U.S. Tax Reform Act or any updates or changes to estimates Sony has utilized to calculate the impact.

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2017	2018
Deferred tax assets:
Operating loss carryforwards for tax purposes	455,555	439,206
Accrued pension and severance costs	112,075	106,161
Amortization including film costs	181,243	95,069
Warranty reserves and accrued expenses	110,475	104,410
Future insurance policy benefits	30,884	33,812
Inventory	16,322	15,792
Depreciation	47,485	43,353
Tax credit carryforwards	134,427	125,327
Reserve for doubtful accounts	10,887	8,534
Impairment of investments	52,451	14,146
Deferred revenue	27,294	14,478
Other	158,420	132,800

Gross deferred tax assets	1,337,518	1,133,088
Less: Valuation allowance	(1,051,964)	(899,835)

Total deferred tax assets	285,554	233,253

Deferred tax liabilities:
Insurance acquisition costs	(160,308)	(166,717)
Future insurance policy benefits	(147,159)	(167,058)
Unbilled accounts receivable in the Pictures segment	(113,997)	(63,196)
Unrealized gains on securities	(78,643)	(83,298)
Intangible assets acquired through stock exchange offerings	(23,794)	(23,949)
Undistributed earnings of foreign subsidiaries and corporate joint ventures	(26,473)	(14,160)
Investment in M3	(34,775)	(35,802)
Other	(34,271)	(32,164)

Gross deferred tax liabilities	(619,420)	(586,344)

Net deferred tax liabilities	(333,866)	(353,091)

Based on the weight of the available positive and negative evidence, for the fiscal year ended March 31, 2018, Sony continued to maintain valuation allowances against the deferred tax assets at Sony Corporation and its national tax filing group in Japan, as well as at Sony Americas Holding Inc. (“SAHI”) and its consolidated tax filing group in the U.S., Sony Mobile Communications in Sweden, Sony Europe Limited in the U.K., certain subsidiaries in Brazil, and certain subsidiaries in other tax jurisdictions.

The net changes in the total valuation allowance were decreases of 21,764 million yen, 3,894 million yen and 152,129 million yen for the fiscal years ended March 31, 2016, 2017 and 2018, respectively.

The decrease in the valuation allowances during the fiscal year ended March 31, 2016 was primarily due to the effect of foreign currency translation adjustments at SAHI and its consolidated tax filing group in the U.S. and the reversal of valuation allowances for local tax purposes for certain Japanese subsidiaries based on the weight of the available positive and negative evidence, including the strength of earnings in recent years and their forecast of continuing profits. These decreases were partially offset by an increase in the valuation allowance for accrued pension and severance costs in the national tax filing group in Japan.

The decrease in the valuation allowances during the fiscal year ended March 31, 2017 was primarily due to the use of net operating loss carryforwards for the national tax filing group in Japan.

The decrease in the valuation allowances during the fiscal year ended March 31, 2018 was primarily due to the use of net operating loss carryforwards and other deferred tax assets for both the national tax filing group in Japan and the consolidated tax filing group in the U.S. The U.S. deferred tax assets were also reduced as a result of the reduction in the tax rate under the U.S. Tax Reform Act which had a corresponding reduction of the valuation allowance on those assets. In addition, valuation allowances were reversed in several jurisdictions, including France and Canada, as a result of sustained profitability.

Following the changes made by the U.S. Tax Reform Act, Sony changed its policy on dividends from foreign subsidiaries owned by the U.S. consolidated tax group. As a result, the estimated tax on the remittance of such earnings are now included in the deferred tax provision. At March 31, 2018, 14,880 million yen of deferred income taxes have not been provided on undistributed earnings of certain foreign subsidiaries and corporate joint ventures not expected to be remitted in the foreseeable future totaling 930,018 million yen, and the gain on the book/tax basis difference in subsidiaries, including a gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991. Sony does not anticipate any significant tax consequences on the possible future disposition of these investments based on its tax planning strategies.

At March 31, 2018, Sony had net operating loss carryforwards, the tax effect of which totaled 439,206 million yen, which may be available as an offset against future taxable income on tax returns to be filed in various tax jurisdictions. With the exception of 132,979 million yen with no expiration period, substantially all of the total net operating loss carryforwards expire at various dates between the fiscal years ending March 31, 2019 and 2024.

Tax credit carryforwards at March 31, 2018 amounted to 125,327 million yen. With the exception of 19,048 million yen with no expiration period, substantially all of the total available tax credit carryforwards expire at various dates between the fiscal years ending March 31, 2019 and 2028.

A reconciliation of the beginning and ending gross amounts of unrecognized tax benefits is as follows:

	Yen in millions
	March 31
	2016	2017	2018
Balance at beginning of the fiscal year	165,434	114,126	119,529
Reductions for tax positions of prior years	(34,261)	(558)	(8,809)
Additions for tax positions of prior years	6,253	13,353	4,681
Additions based on tax positions related to the current year	4,299	8,231	5,740
Settlements	(12,556)	(8,300)	(21,893)
Lapse in statute of limitations	(8,229)	(3,454)	(3,469)
Foreign currency translation adjustments	(6,814)	(3,869)	(354)

Balance at end of the fiscal year	114,126	119,529	95,425

Total net amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	49,323	45,987	39,308

The major changes in the total gross amount of unrecognized tax benefit balances relate to transfer pricing adjustments, including as a result of the Bilateral Advance Pricing Agreements (“APAs”) and competent authority requests filed for certain subsidiaries in the G&NS, HE&S, IP&S, MC and Semiconductors segments and All Other, with respect to the intercompany cross-border transactions. The APAs include agreements between Sony and two taxing authorities under the authority of the mutual agreement procedure specified in income tax treaties. Sony reviews its estimated tax expense based on the progress made in these procedures, and the progress of transfer pricing audits generally, and makes adjustments to its estimates as necessary. In addition, the APAs are government to government negotiations, and therefore it is possible that the final outcomes of the agreements may differ from Sony’s current assessment of the more-likely-than-not outcomes of such agreements.

During the fiscal year ended March 31, 2016, Sony reversed 774 million yen of interest expense and recorded 674 million yen of penalties. At March 31, 2016, Sony had recorded liabilities of 9,261 million yen and 4,358 million yen for the payments of interest and penalties, respectively.

During the fiscal year ended March 31, 2017, Sony recorded 474 million yen of interest expense and reversed 597 million yen of penalties. At March 31, 2017, Sony had recorded liabilities of 9,735 million yen and 3,761 million yen for the payments of interest and penalties, respectively.

During the fiscal year ended March 31, 2018, Sony recorded 1,053 million yen of interest expense and 876 million yen of penalties. At March 31, 2018, Sony had recorded liabilities of 10,788 million yen and 4,637 million yen for the payments of interest and penalties, respectively.

Sony operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited by Japanese and foreign taxing authorities. As a result of audit settlements, the conclusion of current examinations, the expiration of the statute of limitations in several jurisdictions and other reevaluations of Sony’s tax positions, it is expected that the amount of unrecognized tax benefits will change in the next twelve months. Accordingly, Sony believes it is reasonably possible that its existing unrecognized tax benefits may be reduced by an amount up to 2,768 million yen within the next twelve months.

Sony remains subject to examinations by Japanese taxing authorities for tax years from 2008 through 2017, and by the U.S. and other material foreign taxing authorities for tax years from 2013 through 2017.

22.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2016, 2017 and 2018 is as follows:

	Yen in millions
	Fiscal year ended March 31
	2016	2017	2018
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	147,791	73,289	490,794

	Thousands of shares
Weighted-average shares outstanding	1,237,802	1,262,023	1,263,895
Effect of dilutive securities:
Stock acquisition rights	2,109	2,358	4,565
Zero coupon convertible bonds	17,972	23,962	23,960

Weighted-average shares for diluted EPS computation	1,257,883	1,288,343	1,292,420

	Yen
Basic EPS	119.40	58.07	388.32

Diluted EPS	117.49	56.89	379.75

Potential shares of common stock which were excluded from the computation of diluted EPS for the fiscal years ended March 31, 2016, 2017 and 2018 were 11,357 thousand shares, 6,856 thousand shares and 2,921 thousand shares, respectively. Potential shares related to stock acquisition rights were excluded as anti-dilutive for the fiscal years ended March 31, 2016, 2017 and 2018 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for those fiscal years. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

23.	Variable interest entities

Sony has, from time to time, entered into various arrangements with VIEs. These arrangements include several joint ventures in the recorded music business, an equity investment in the music publishing business, the financing of film production and the outsourcing of manufacturing operations. In addition, Sony has entered into several accounts receivable sales programs that involve VIEs, which are described in Note 6. For the VIEs that are described below, it has been determined that Sony is the primary beneficiary and, accordingly, these VIEs are consolidated by Sony.

Sony’s U.S. subsidiary that is engaged in the recorded music business has entered into several joint ventures with companies involved in the production and creation of recorded music. Sony has reviewed these joint ventures and determined that they are VIEs. Based on a qualitative assessment, it was determined that Sony has the power to direct the activities that most significantly impact the VIEs’ economic performance, as well as the obligation to absorb the losses of these VIEs as Sony is responsible for providing funding to these VIEs, and in most cases absorbs all losses until the VIEs become profitable. As a result, it has been determined that Sony is the primary beneficiary. The assets of Sony are not available to settle the obligations of these VIEs. As of March 31, 2018, the total assets and liabilities for these VIEs, on an aggregate basis, were 37,540 million yen and 24,625 million yen, respectively.

VIEs in which Sony holds a significant variable interest, but is not the primary beneficiary are described as follows:

As described in Note 5, on June 29, 2012, an investor group which included a wholly-owned subsidiary of Sony Corporation completed its acquisition of EMI Music Publishing. To effect the acquisition, the investor group formed DH Publishing, L.P. (“DHP”) which acquired EMI Music Publishing. In addition, DHP entered into an agreement with Sony’s U.S.-based music publishing subsidiary in which the subsidiary provides administration services to DHP (the “Administration Agreement”). DHP was determined to be a VIE as many of the decision making rights for the entity do not reside within the entity’s equity interests, but rather are embedded in the Administration Agreement. Under the terms of the Administration Agreement, the largest non-Sony shareholder has approval rights over decisions regarding the activities that most significantly impact DHP, including the acquisition and retention of copyrights and the licensing of songs. These approval rights result in Sony and the largest non-Sony shareholder sharing the power to direct the activities of DHP, and as such, Sony is not the primary beneficiary of the VIE. At March 31, 2018, the only amounts recorded on Sony’s consolidated balance sheet that relate to the VIE are Sony’s net investment of 213 million U.S. dollars and a net payable balance of 3 million U.S. dollars. Sony’s maximum exposure to losses as of March 31, 2018 is the aggregate amount recorded on its balance sheet of 210 million U.S. dollars.

Sony’s subsidiary in the Pictures segment entered into a distribution agreement with and made an investment in a production company that will develop, produce and finance feature-length motion pictures and television programming. The investment is accounted for under the cost method. The production company is a VIE as many of the decision making rights for the entity reside within the equity interests held by the management of the production company which are not at risk of economic loss. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities of the production company. Sony’s maximum exposure to losses as of March 31, 2018 is the amount of investment and the future funding commitments, which total 26 million U.S. dollars.

As described in Note 6, certain accounts receivable sales programs also involve VIEs. These VIEs are all special purpose entities associated with the sponsor banks. Based on a qualitative assessment, Sony is not the primary beneficiary and therefore does not consolidate these entities as Sony does not have the power to direct the activities, an obligation to absorb losses, or the right to receive the residual returns of these VIEs. Sony’s maximum exposure to losses from these VIEs is considered insignificant.

24.	Acquisitions

(1)	Sony Semiconductor acquisitions

On December 4, 2015, Sony Corporation and Toshiba Corporation (“Toshiba”) signed definitive agreements (the “Transfer Agreements”) to transfer to Sony Corporation and to Sony Semiconductor Manufacturing Corporation (“SCK”), a wholly-owned subsidiary of Sony, semiconductor fabrication facilities, equipment and related assets, as well as other related equipment and assets owned by Toshiba, for 19,000 million yen.

On March 31, 2016, pursuant to the Transfer Agreements, SCK acquired from Toshiba a portion of the semiconductor fabrication facilities, equipment and related assets (the “Toshiba Transferred Assets”) for 16,700 million yen. The purchase price for the Toshiba Transferred Assets is included within Other in the investing activities section of the consolidated statements of cash flows. SCK is utilizing the Toshiba Transferred Assets to establish a new technology center and further strengthen its production capacity for CMOS image sensors. The purchase price for the Toshiba Transferred Assets was allocated and recorded primarily to machinery and equipment. SCK also entered into a supply arrangement with Toshiba to manufacture and supply CMOS image sensors for a certain period following the acquisition. In connection with this acquisition, SCK also acquired related inventories from Toshiba.

As the purchase price for the Toshiba Transferred Assets was fully allocated to identifiable tangible and intangible assets and no liabilities were assumed, no goodwill was recorded as part of the acquisition. Pro forma results of operations have not been presented because the effect of the acquisition was not material.

(2)	Orchard acquisition

In April 2015, Sony Music Entertainment (“SME”), a wholly owned subsidiary of Sony, increased its shareholding in The Orchard to 100% by acquiring Orchard Asset Holdings, LLC’s 49% equity interest for 22,168 million yen (185 million U.S. dollars).

Prior to the acquisition, SME’s interest in The Orchard was accounted for under the equity method of accounting. As a result of SME’s obtaining a controlling interest in The Orchard, Sony consolidated The Orchard in accordance with the accounting guidance for business combinations achieved in stages and remeasured the 51% equity interest in The Orchard that it owned prior to the acquisition at a fair value, and recognized a gain of 18,085 million yen (151 million U.S. dollars) in other operating expense, net in the consolidated statement of income.

As a result of the acquisition, Sony recorded 36,664 million yen (307 million U.S. dollars) of goodwill and 13,806 million yen (115 million U.S. dollars) of intangible assets. The cash consideration of 19,547 million yen (164 million U.S. dollars) paid in this transaction, net of cash received, is included within Other in the investing activities section of the consolidated statements of cash flows.

Pro forma results of operations have not been presented because the effect of the acquisition was not material.

(3)	TEN Sports Network acquisition

On February 28, 2017, Sony Pictures Networks India, a wholly-owned subsidiary of Sony, completed the first phase of a two-phase acquisition of the TEN Sports Network in a majority of the countries and territories where TEN Sports Network operates, including India, for total consideration of 39,106 million yen (346 million U.S. dollars), of which 37,298 million yen (330 million U.S. dollars) was paid during the fiscal year ended March 31, 2017 and the remaining 1,772 million yen (16 million U.S. dollars) was paid during the fiscal year ended March 31, 2018. On September 15, 2017, Sony Pictures Networks India completed the final phase of the acquisition for cash consideration of 2,316 million yen (21 million U.S. dollars).

As a result of the acquisition, Sony recorded 26,489 million yen (235 million U.S. dollars) of goodwill and 14,910 million yen (132 million U.S. dollars) of intangible assets. The cash consideration paid in this transaction, net of cash received, is included within Other in the investing activities section of the consolidated statements of cash flows.

Pro forma results of operations have not been presented because the effect of the acquisition was not material.

(4)	Other acquisitions

During the fiscal year ended March 31, 2016, Sony completed other acquisitions for total consideration of 46,233 million yen which were paid for primarily in cash and included the February 1, 2016 acquisition of Altair for total consideration of 25,565 million yen. Altair develops and sells products focused on LTE (Long Term Evolution) technologies. There was no material contingent consideration subject to future change. The cash consideration of 22,657 million yen paid in the Altair transaction is included within Other in the investing activities section of the consolidated statements of cash flows. As a result of these acquisitions, Sony recorded 36,128 million yen of goodwill and 14,983 million yen of intangible assets, of which 17,879 million yen of goodwill and 6,600 million yen of intangible assets related to the Altair transaction.

During the fiscal year ended March 31, 2017, Sony completed other acquisitions for total consideration of 12,409 million yen which were paid for primarily in cash and there was no material contingent consideration subject to future change. As a result of these acquisitions, Sony recorded 12,384 million yen of goodwill and 7,073 million yen of intangible assets.

During the fiscal year ended March 31, 2018, Sony completed other acquisitions for total consideration of 27,459 million yen which were paid for primarily in cash and there was no material contingent consideration subject to future change. As a result of these acquisitions, Sony recorded 20,013 million yen of goodwill and 4,980 million yen of intangible assets.

No significant amounts have been allocated to in-process research and development and all of the entities described above have been consolidated into Sony’s results of operations since their respective acquisition dates. Pro forma results of operations have not been presented because the effects of other acquisitions, individually and in aggregate, were not material.

25.	Divestitures

(1)	Sale of the logistics business

On April 1, 2015, in connection with the formation of a logistics joint venture, Sony sold a part of its logistics business in Japan, Thailand, and Malaysia within Corporate to MITSUI-SOKO HOLDINGS Co., Ltd. for a sales price of 19,211 million yen. As a result of the sale, Sony recognized a gain of 12,284 million yen in other operating expense, net in the consolidated statement of income.

(2)	Battery business

On October 31, 2016, Sony and Murata Manufacturing Co., Ltd. signed a binding definitive agreement to transfer the Sony Group’s battery business to the Murata Group which was completed on September 1, 2017. Sony classified certain assets and liabilities related to the battery business as held for sale and, as a result of the fair value valuation of these assets and liabilities, recorded impairment losses of 42,298 million yen in other operating expense, net in the consolidated statements of income for the fiscal year ended March 31, 2017.

(3)	Sale of equity interest in Sony Electronics Huanan Co., Ltd.

On April 1, 2017, Sony transferred all of the equity interest in Sony Electronics Huanan Co., Ltd. (“SEH”), a wholly-owned subsidiary in the Semiconductors segment that manufactures camera modules, to Shen Zhen O-Film Tech Co., Ltd. The consideration for the transfer is approximately 234 million U.S. dollars, including the assumption of SEH’s debt and the sales price of approximately 95 million U.S. dollars. As the result of the transfer, Sony recognized a gain on transfer totaling 28,262 million yen in other operating expense, net in the consolidated statement of income for the fiscal year ended March 31, 2018.

26.	Collaborative arrangements

Sony’s collaborative arrangements primarily relate to arrangements entered into, through subsidiaries in the Pictures segment, with one or more active participants to jointly finance, produce and/or distribute motion pictures or television programming under which both the subsidiaries and the other active participants share in the risks and rewards of ownership. These arrangements are referred to as co-production and distribution arrangements.

Sony typically records an asset for only the portion of the motion pictures or television programming it owns and finances. Sony and the other participants typically distribute the product in different media or markets. Revenues earned and expenses incurred for the media or markets in which Sony distributes the product are typically recorded on a gross basis. Sony typically does not record revenues earned and expenses incurred when the other participants distribute the product. Sony and the other participants typically share in the profits from the distribution of the product in all media or markets. For motion pictures, if Sony is a net receiver of (1) Sony’s share of the profits from the media or markets distributed by the other participants less (2) the other participants’ share of the profits from the media or markets distributed by Sony then the net amount is recorded as net sales. If Sony is a net payer then the net amount is recorded in cost of sales. For television programming, Sony records its share of the profits from the media or markets distributed by the other participants as sales, and the other participants’ share of the profits from the media or markets distributed by Sony as cost of sales.

For the fiscal years ended March 31, 2016, 2017 and 2018, 30,888 million yen, 44,124 million yen and 49,547 million yen, respectively, were recorded as net sales for amounts due from the other participants and 38,303 million yen, 29,594 million yen and 24,280 million yen, respectively, were recorded as cost of sales for amounts owed to the other participants in these collaborative arrangements.

27.	Commitments, contingent liabilities and other

(1)	Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of March 31, 2018, the total unused portion of the lines of credit extended under these contracts was 31,245 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

(2)	Purchase commitments and other

Purchase commitments and other outstanding as of March 31, 2018 amounted to 367,991 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within three years. As of March 31, 2018, these subsidiaries were committed to make payments under such contracts of 118,914 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within five years. As of March 31, 2018, these subsidiaries were committed to make payments of 73,259 million yen under such long-term contracts.

A subsidiary in the Game & Network Services segment has entered into long-term contracts for programming content. These contracts cover various periods mainly within two years. As of March 31, 2018, this subsidiary was committed to make payments of 26,227 million yen under such long-term contracts.

Sony has entered into long-term sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within two years. As of March 31, 2018, Sony has committed to make payments of 6,379 million yen under such long-term contracts.

The schedule of the aggregate amounts of year-by-year payment of purchase commitments during the next five fiscal years and thereafter is as follows:

Fiscal year ending March 31	Yen in millions
2019	211,713
2020	85,755
2021	25,249
2022	17,212
2023	12,014
Later fiscal years	16,048

Total	367,991

(3)	Litigation

Beginning in 2009, the U.S. Department of Justice (“DOJ”), the European Commission and certain other governmental agencies outside the United States have conducted investigations relating to competition in the optical disk drives market. Sony Corporation and/or certain of its subsidiaries have been subject to these investigations. Sony understands that the investigations of several governmental agencies, including the DOJ, have ended, and the only remaining investigation has reached a settlement, which is subject to a final ruling from the relevant agency. However, proceedings initiated by the European Commission as a result of its investigation continue. In October 2015, the European Commission adopted a decision in which it fined Sony Corporation and certain of its subsidiaries 31 million euros; however, Sony filed an appeal against the decision with the European Union’s General Court. In addition, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Certain of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, certain other lawsuits continue. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

Since 2011, in relation to the secondary batteries business that was operated by Sony and certain of its subsidiaries, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Certain of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, certain other lawsuits are still pending. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)	Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of March 31, 2018 amounted to 2,642 million yen.

In addition to the above, Sony also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The changes in the product warranty liability for the fiscal years ended March 31, 2016, 2017 and 2018 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2016	2017	2018
Balance at beginning of the fiscal year	75,129	66,943	60,798
Additional liabilities for warranties	83,227	53,502	34,557
Settlements (in cash or in kind)	(81,462)	(49,532)	(32,549)
Changes in estimate for pre-existing warranty reserve	(6,440)	(7,927)	(16,888)
Translation adjustment	(3,511)	(2,188)	2,234

Balance at end of the fiscal year	66,943	60,798	48,152

28.	Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chief Executive Officer and President.

Sony realigned its business segments from the first quarter of the fiscal year ended March 31, 2018. As a result of this realignment, the operation of the former Components segment is now included in All Other. In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current presentation.

The G&NS segment includes network services businesses, the manufacture and sales of home gaming products and production and sales of software. The Music segment includes Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes Motion Pictures, Television Productions and Media Networks businesses. The HE&S segment includes Televisions as well as Audio and Video businesses. The IP&S segment includes the Still and Video Cameras business. The MC segment includes the manufacture and sales of mobile phones and an internet-related service business. The Semiconductors segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and the banking business in Japan. All Other consists of various operating activities, including the overseas disc manufacturing, recording media and battery businesses. Sony’s products and services are generally unique to a single operating segment.

Segment sales and operating revenue:

	Yen in millions
	Fiscal year ended March 31
	2016	2017	2018
Sales and operating revenue:
Game & Network Services —
Customers	1,479,775	1,581,568	1,848,298
Intersegment	72,118	68,231	95,514

Total	1,551,893	1,649,799	1,943,812
Music —
Customers	602,564	630,767	784,792
Intersegment	16,675	16,891	15,203

Total	619,239	647,658	799,995
Pictures —
Customers	935,827	901,230	1,010,173
Intersegment	2,315	1,899	894

Total	938,142	903,129	1,011,067
Home Entertainment & Sound —
Customers	1,155,085	1,034,215	1,221,734
Intersegment	3,957	4,789	999

Total	1,159,042	1,039,004	1,222,733
Imaging Products & Solutions —
Customers	677,231	571,499	647,163
Intersegment	6,724	8,134	8,729

Total	683,955	579,633	655,892
Mobile Communications —
Customers	1,121,925	752,688	713,916
Intersegment	5,548	6,457	9,826

Total	1,127,473	759,145	723,742
Semiconductors —
Customers	599,430	659,779	726,892
Intersegment	139,629	113,344	123,118

Total	739,059	773,123	850,010
Financial Services —
Customers	1,066,319	1,080,284	1,221,235
Intersegment	6,750	7,220	7,142

Total	1,073,069	1,087,504	1,228,377
All Other —
Customers	435,668	375,116	351,527
Intersegment	104,526	75,334	55,647

Total	540,194	450,450	407,174
Corporate and elimination	(326,354)	(286,195)	(298,820)

Consolidated total	8,105,712	7,603,250	8,543,982

G&NS intersegment amounts primarily consist of transactions with All Other. Semiconductors intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment. All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Fiscal year ended March 31
	2016	2017	2018
Operating income (loss):
Game & Network Services	88,668	135,553	177,478
Music	86,509	75,798	127,786
Pictures	38,507	(80,521)	41,110
Home Entertainment & Sound	50,558	58,504	85,841
Imaging Products & Solutions	69,320	47,257	74,924
Mobile Communications	(61,435)	10,164	(27,636)
Semiconductors	14,500	(7,811)	164,023
Financial Services	156,543	166,424	178,947
All Other	(41,252)	(29,585)	(23,530)

Total	401,918	375,783	798,943
Corporate and elimination	(107,721)	(87,081)	(64,083)

Consolidated operating income	294,197	288,702	734,860
Other income	66,849	14,418	23,728
Other expenses	(56,542)	(51,501)	(59,539)

Consolidated income before income taxes	304,504	251,619	699,049

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Pursuant to a separation of Sony’s businesses into distinct subsidiaries and a realignment of corporate functions, changes have been made to the method of calculating the amount of pension and severance-related expenses allocated to Sony’s headquarters and each business segment. As a result of these changes, an increase in corporate costs totaling 7.5 billion yen is included in Corporate and elimination for the fiscal year ended March 31, 2018. Conversely, a decrease in expenses totaling the same amount is included in each business segment, mainly in the Semiconductors (3.2 billion yen) and IP&S (2.0 billion yen) segments. These changes have no impact on consolidated operating income.

Other significant items:

	Yen in millions
	Fiscal year ended March 31
	2016	2017	2018
Equity in net income (loss) of affiliated companies:
Game & Network Services	—	—	—
Music	3,801	5,435	4,483
Pictures	(981)	(35)	(129)
Home Entertainment & Sound	—	—	—
Imaging Products & Solutions	—	—	—
Mobile Communications	(186)	(79)	(102)
Semiconductors	—	—	—
Financial Services	(645)	(3,601)	(61)
All Other	249	1,843	4,378

Consolidated total	2,238	3,563	8,569

Depreciation and amortization:
Game & Network Services	20,798	25,486	29,091
Music	17,795	16,124	18,230
Pictures	22,375	20,487	24,458
Home Entertainment & Sound	21,781	19,830	21,136
Imaging Products & Solutions	27,612	25,442	23,928
Mobile Communications	24,186	19,794	19,215
Semiconductors	100,964	102,328	99,258
Financial Services, including deferred insurance acquisition costs	102,270	47,056	79,843
All Other	17,767	7,407	5,910

Total	355,548	283,954	321,069
Corporate	41,543	43,094	40,375

Consolidated total	397,091	327,048	361,444

The following table includes a breakdown of sales and operating revenue to external customers by product category for certain segments. Sony management views each segment as a single operating segment.

	Yen in millions
	Fiscal year ended March 31
	2016	2017	2018
Sales and operating revenue:
Game & Network Services
Network	529,318	714,924	1,033,192
Hardware and Others	950,457	866,644	815,106

Total	1,479,775	1,581,568	1,848,298
Music
Recorded Music	412,718	388,948	446,960
Music Publishing	71,258	66,541	74,360
Visual Media and Platform	118,588	175,278	263,472

Total	602,564	630,767	784,792
Pictures
Motion Pictures	447,355	409,363	448,945
Television Productions	270,115	271,886	289,024
Media Networks	218,357	219,981	272,204

Total	935,827	901,230	1,010,173
Home Entertainment & Sound
Televisions	797,764	720,557	861,763
Audio and Video	354,946	311,771	357,194
Other	2,375	1,887	2,777

Total	1,155,085	1,034,215	1,221,734
Imaging Products & Solutions
Still and Video Cameras	428,777	351,834	415,318
Other	248,454	219,665	231,845

Total	677,231	571,499	647,163
Mobile Communications	1,121,925	752,688	713,916
Semiconductors	599,430	659,779	726,892
Financial Services	1,066,319	1,080,284	1,221,235
All Other	435,668	375,116	351,527
Corporate	31,888	16,104	18,252

Consolidated total	8,105,712	7,603,250	8,543,982

In the G&NS segment, Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Hardware and Others includes home and portable game consoles, packaged software and peripheral devices. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the HE&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. In the IP&S segment, Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment.

Geographic Information:

Sales and operating revenue attributed to countries and areas based on location of external customers for the fiscal years ended March 31, 2016, 2017 and 2018 and property, plant and equipment, net as of March 31, 2017 and 2018 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2016	2017	2018
Sales and operating revenue:
Japan	2,317,312	2,392,790	2,625,619
United States	1,733,759	1,673,768	1,835,705
Europe	1,881,329	1,634,683	1,841,457
China	540,497	557,995	674,718
Asia-Pacific	959,171	866,712	1,024,179
Other Areas	673,644	477,302	542,304

Total	8,105,712	7,603,250	8,543,982

	Yen in millions
	March 31
	2017	2018
Property, plant and equipment, net:
Japan	580,453	563,593
United States	101,167	97,979
Europe	24,273	23,302
China	13,466	11,232
Asia-Pacific	34,575	36,738
Other Areas	4,265	6,626

Total	758,199	739,470

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea, Oceania, Thailand and Malaysia
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and operating revenue or property, plant and equipment, net included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at individually negotiated prices that are intended to reflect a market-based transfer price.

There were no sales and operating revenue with any single major external customer for the fiscal years ended March 31, 2016, 2017 and 2018.

29.	Subsequent events

On April 3, 2018, Spotify Technology S.A. (“Spotify”) was publicly listed for trading on the New York Stock Exchange. Sony owned 5.707% of Spotify’s shares (5.082% on a fully diluted basis) at the time of the public listing. Due to the public listing and the subsequent sale of a portion of such shares owned by Sony, Sony expects to record an unrealized valuation gain for the shares Sony continues to hold after the listing and a realized gain for the shares sold, net of the estimated amount to be shared with its artists and distributed labels. The sum of the unrealized valuation gain (net) and the gain on the sale of shares (net) to be recorded for the fiscal year ending March 31, 2019 is expected to be approximately 100 billion yen in total.